SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2010

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Braskem S.A.
and Subsidiaries
Financial Statements at
December 31, 2009 and 2008
and Report of Independent Auditors

Independent Auditors’ Report

To
The Board of Directors and Shareholders
Braskem S.A.
Camaçari - BA

1. We have examined the accompanying balance sheets of Braskem S.A. and the consolidated balance sheets of the Company and its subsidiaries as of December 31, 2009 and 2008 and the related statements of income, changes in shareholders’ equity, statements of cash flows and added value for the years then ended, which are the responsibility of its management. Our responsibility is to express an opinion on these financial statements. The financial statements of the subsidiary iQ Soluções & Química S.A. (“Quantiq”) as of December 31, 2009 and 2008 were examined by other independent auditors and our opinion with respect to the amount of this investment of R$ 94,535 thousand (2008 – R$ 95,725 thousand) and the results of this subsidiary of R$ 15.332 thousands (2008 – R$ 361,147 thousand) is based exclusively on the report of these other auditors.

2. Our examinations were conducted in accordance with auditing standards generally accepted in Brazil and included: (a) planning of the audit work, considering the materiality of the balances, the volume of transactions and the accounting systems and internal controls of the Company and its subsidiaries; (b) verification, on a test basis, of the evidence and records which support the amounts and accounting information disclosed; and (c) evaluation of the most significant accounting policies and estimates adopted by Company management and its subsidiaries, as well as the presentation of the financial statements taken as a whole.

3. In our opinion, and based on the reports of other independent auditors, the aforementioned financial statements present fairly, in all material respects, the financial position of Braskem S.A. and the consolidated financial position of the Company and its subsidiaries as of December 31, 2009 and 2008, and the results of operations, changes in shareholders’ equity, cash flows and added values for the years then ended, in conformity with accounting practices adopted in Brazil.

4. The financial statements for the year ended December 31, 2008, presented herein for comparison purposes, were examined by us and our unqualified opinion dated February 19, 2009 included emphasis on: (a) the legal proceeding which reached a final and unappealable decision at the Federal Supreme Court (STF) for the non-payment of the Social Contribution on Net Income (CSLL) which was under rescissory action brought by the Union, and the Excise Tax (IPI) credits, proceeding of which also reached a final and unappealable decision at the STF, which were offset with IPI itself and other federal taxes, and were under Special Appeal According to Specific Court Regulations brought by the National Treasury and that were subject to payment scheduling in the terms of Provisional Measure 470/09 and Law 11941/09 (Note 19 (i,ii,v and vi)); (b) accumulated ICMS credits in prior periods whose realization depended on the success of the establishment of certain Management’s plans. As per Note 9 (a), the Company was successful in its negotiations and entered into agreements with the States of Rio Grande do Sul and Bahia that will enable the gradual decrease in ICMS credits.

5. As described in Note 2(a), the financial statements for the year ended December 31, 2008, as a result of the changes in accounting practices adopted in Brazil, were adjusted and are restated herein as established in NPC 12 – Accounting Practices, Changes in Accounting Estimates and Error correction.

6. As per Notes 34 (a) and (b), the Company announced, on January 22, 2010, the conclusion of the negotiations for the acquisition of Quattor Participações S.A. (“Quattor”), by means of an Investment Agreement entered into on that date between Odebrecht, Petrobras, Braskem and Unipar. The Investment Agreement will be sent to the Administrative Council for Economic Defense (CADE) for its analysis. In February 2010, the Company and Sunoco, Inc. (R&M) (“Sunoco”), an American oil company, entered into an agreement for the acquisition by the Company of Sunoco Chemicals Inc., polypropylene asset division (“PP”) in the United States. Sunoco will receive for this sale, which will be concluded up to April 1, 2010, the sum of US$ 350 million. These transactions will be completed during the course of 2010 and will not generate effects on the financial statements for the year ended December 31, 2009.

February 12, 2010, except for Notes 34 (c), (d) and (e), which are dated March 2, 2010.

KPMG Auditores Independentes
CRC SP-014428/F-7

Anselmo Neves Macedo
Accountant CRC SP-160482/O-6 S-BA

Braskem S.A. and Subsidiaries

Balance Sheet at December 31
In thousands of reais

		Parent company		Consolidated

Assets	Note	2009	2008	2009	2008

			Restatement		Restatement

Current assets

Cash and cash equivalents	4	2,262,804	2,199,862	2,663,642	2,429,717
Marketable securities	5	466,389	518,898	466,820	518,898
Trade accounts receivable	6	1,040,212	888,129	1,297,090	996,187
Inventories	7	1,769,798	2,719,252	1,919,124	2,948,096
Taxes recoverable	9	482,494	582,385	505,854	610,712
Deferred income tax and social contribution	20 (b.1)	55,972	55,972	59,164	59,555
Dividends and interest on capital receivable		3,736	7,162
Prepaid expenses	10	22,085	65,187	22,295	65,840
Other accounts receivable		120,518	114,805	113,336	123,076

		6,224,008	7,151,652	7,047,325	7,752,081

Noncurrent assets

Long-term receivables
Marketable securities	5	15,811	9,717	17,786	11,550
Hedge accounting transactions	25 (f.3, i, i.b)	5,334		5,334
Trade accounts receivable	6	58,343	46,666	58,783	47,129
Inventories	7	29,273	20,637	29,273	20,637
Taxes recoverable	9	1,253,889	1,197,710	1,259,801	1,201,816
Deferred income tax and social contribution	20 (b.1)	871,269	640,008	881,173	654,463
Deposits in court and compulsory loans	11	147,327	110,541	154,592	120,143
Related parties	8(a)	70,054	84,055	100,725	45,880
Other accounts receivable		67,770	44,785	69,229	46,101

		2,519,070	2,154,119	2,576,696	2,147,719

Investments in subsidiaries	12	518,909	476,973
Investments in associated companies	12	20,684	23,044	20,684	23,044
Other investments		6,575	11,770	8,622	13,742
Property, plant and equipment	13	9,850,672	10,123,154	10,044,161	10,278,401
Intangible assets	14	2,341,035	2,327,651	2,335,955	2,378,707
Deferred charges	15	70,980	107,447	71,618	108,248

		15,327,925	15,224,158	15,057,736	14,949,861

Total assets		21,551,933	22,375,810	22,105,061	22,701,942

Braskem S.A. and Subsidiaries

Balance Sheet at December 31
In thousands of reais	(continued)

		Parent company		Consolidated

Liabilities and shareholders’ equity	Nota	2009	2008	2009	2008

			Restatement		Restatement

Current liabilities
Accounts payable to suppliers		3,311,103	4,690,339	3,823,451	4,906,747
Loans and financing	17	1,518,159	2,111,953	1,504,063	2,119,995
Debentures	18	316,729	26,276	316,729	26,276
Hedge accounting transactions	25 (f3, i, i.b)	10,805		52,559	31,531
Salaries and social charges		258,419	206,202	270,029	218,052
Taxes and contributions payable	19	1,144,878	101,214	1,155,396	105,606
Deferred income tax and social contribution	20 (b.1)				247
Dividends and interest on capital		2,863	6,604	2,863	6,604
Advances from customers		28,442	44,564	29,829	49,015
Related parties	8(a)	66,798
Other accounts payable	22	116,815	120,259	135,450	141,131

		6,775,011	7,307,411	7,290,369	7,605,204

Noncurrent liabilities

Suppliers		23,140	18,675	23,229	18,675
Loans and financing	17	7,427,865	9,000,602	7,439,293	9,039,821
Debentures	18	500,000	800,000	500,000	800,000
Hedge accounting transactions	25 (f3, i, i.b)			31,579	77,913
Taxes and contributions payable	19	986,384	1,221,668	992,915	1,231,236
Related parties	8(a)	11,397	115,819
Long-term incentives	21	7,709	10,453	7,709	10,453
Deferred income tax and social contribution	20 (b.1)	848,824	9,975	848,839	23,302
Private pension plans	31	23,208	16,307	23,208	20,041
Other accounts payable	22	194,447	183,019	205,996	195,440

		10,022,974	11,376,518	10,072,768	11,416,881

Shareholders’ equity	23
Capital		5,473,181	5,375,802	5,473,181	5,375,802
Capital reserves		428,575	407,964	428,575	407,964
Equity valuation adjustment		(66,177)	(102,100)	(66,177)	(102,100)
Treasury stock		(11,932)		(11,932)
Accumulated losses		(1,069,699)	(1,989,785)	(1,081,723)	(2,001,809)

		4,753,948	3,691,881	4,741,924	3,679,857

Total liabilities and shareholders’ equity		21,551,933	22,375,810	22,105,061	22,701,942

See the accompanying notes to the financial statements.

Braskem S.A. and Subsidiaries

Statements of operations
Years ended December 31
In thousands of reais, except for earnings per share

		Parent company		Consolidated

	Note	2009	2008	2009	2008

			Restatement

Gross sales
Domestic market		13,773,870	14,323,553	15,038,203	18,736,259
Foreign market		4,132,712	2,570,427	4,427,658	4,284,149
Taxes, freights and returns		(4,003,005)	(4,061,570)	(4,217,525)	(5,060,901)

Net sales revenue		13,903,577	12,832,410	15,248,336	17,959,507
Cost of goods sold and services rendered		(11,515,337)	(10,997,784)	(12,664,816)	(15,140,774)

Gross profit		2,388,240	1,834,626	2,583,520	2,818,733

Operating income (expenses)
Selling		(488,007)	(365,059)	(535,596)	(492,694)
General and administrative		(571,847)	(545,657)	(630,582)	(660,164)
Management remuneration		(6,992)	(12,280)	(7,683)	(14,220)
Depreciation and amortization		(115,945)	(424,556)	(123,717)	(543,609)
Other operating income, net	27	131,347	43,618	134,188	86,001

		(1,051,444)	(1,303,934)	(1,163,390)	(1,624,686)
Operating profit before equity results
and financial results		1,336,796	530,692	1,420,130	1,194,047

Equity results accounting
Equity in the results of investees		(52,898)	199,886	(5,376)	(10,868)
Amortization of goodwill and negative goodwill, net		(6,758)	(40,157)	(6,758)	(40,388)
Provision for loss		(1,969)	(19,692)		(9,695)
Other		48		48	(2,739)
		(61,577)	140,037	(12,086)	(63,690)
Financial results	26
Financial expenses		847,298	(3,885,269)	899,794	(4,403,112)
Financial income		(156,888)	626,344	(327,973)	718,586

		690,410	(3,258,925)	571,821	(3,684,526)

Operating profit (loss)		1,965,629	(2,588,196)	1,979,865	(2,554,169)

Other expenses and income, net	28	(126,228)	(149,557)	(132,601)	(158,700)

Profit (loss) before income and social contribution taxes		1,839,401	(2,737,753)	1,847,264	(2,712,869)

Income and social contribution taxes– current	20 (a)	(799)		(11,348)	(23,672)
Social contribution – Financing Law11941/09	20 (a)	(303,401)		(303,401)
Income and social contribution taxes – deferred	20 (b)	(617,973)	230,830	(615,287)	301,837

Income (loss) before interests		917,228	(2,506,923)	917,228	(2,434,704)
Statutory employees’ profit sharing					(18,900)
Minority interests					(38,503)

Net income (loss) for the year		917,228	(2,506,923)	917,228	(2,492,107)

Number of outstanding shares at the end of the year (thousands)		519,422	507,541

Net income (loss) per share at the end of the year - R$		1.7659	(4.9394)

See the accompanying notes to the financial statements.

Braskem S.A. and subsidiaries

Statements of Changes in Shareholders’ Equity
Years Ended December 31
In thousands of reais

			Capital reserves		Profit reserves

	Note	Capital	Tax incentives	Other	Legal reserve	Tax incentives	Profit Retention	Treasury shares	Retainedearnings/ (accumulated losses)	Equity valuation adjustments	Total

At December 31, 2007		4,640,947	408,093	554	99,971	49,497	890,192	(244,456)	(78,510)		5,766,288

Capital increase		734,855									734,855
Prescribed dividends									348		348
Repurchase of shares	23 (d)							(199,904)			(199,904)
Cancellation of treasury stock	23 (d) (e)						(444,360)	444,360
Reversal of tax incentives			(683)								(683)
Equity valuation adjustments	23 (g)									(102,100)	(102,100)
Loss for the year									(2,506,923)		(2,506,923)
Appropriations:
Retention of profits for expansion	23 (e)						(445,832)		445,832
Tax incentive reserve						(49,497)			49,497
Legal reserve					(99,971)				99,971

At December 31, 2008		5,375,802	407,410	554					(1,989,785)	(102,100)	3,691,881

Capital increase	23 (a)	97,379									97,379
Dividends not redeemed and expired									2,858		2,858
Treasury stock	23 (d)							(11,932)			(11,932)
Goodwill reserve	1 (b.6)			20,611							20,611
Equity valuation adjustments	23 (g)									35,923	35,923
Net income for the year									917,228		917,228

At December 31, 2009		5,473,181	407,410	21,165				(11,932)	(1,069,699)	(66,177)	4,753,948

The accompanying notes are an integral part of these financial statements.

Braskem S.A. and Subsidiaries

Statements of Cash Flow
Years Ended December 31
In thousands of reais

	Parent company		Consolidated

	2009	2008	2009	2008

		Retrospectively revised		Retrospectively revised

Net income (loss) before income and social contribution taxes	1,839,401	(2.737.753)	1.847.264	(2.712.869)
Adjustment to reconcile net income (loss)
Depreciation, amortization and depletion	1,038,902	946.242	1.054.574	1.224.348
Amortization of goodwill and negative goodwill, net	6,758	40.157	6.758	40.388
Equity results	52,898	(199.886)	5.376	10.868
Loss (gain) in interest in investments and other	(3,448)	(125)	(2.703)	2.739
Provision for loss and write-offs (investments, property, plant and equipment, intangible assets, deferred income)	76,475	56.627	84.333	83.751
Interest, monetary and exchange variations, net	(1,010,732)	2,434,948	(1,110,093)	3,275,061
Other		6,998		(17,075)

Cash generation before changes in operating working capital	2,000,254	547,208	1,885,509	1,907,211

Changes in operating working capital
Marketable securities	(40,314)	(3,804)	(40,314)	(102,624)
Trade accounts receivable	(103,172)	781,815	(252,200)	492,795
Inventories	987,346	(400,116)	1,062,351	(681,671)
Taxes recoverable	81,712	(43,922)	93,246	(205,288)
Prepaid expenses	43,434	(7,938)	44,375	7,292
Dividends received	9,469	40,144	2,300	8,801
Other accounts receivable	(36,094)	(43,565)	(44,653)	(19,458)
Suppliers	(1,383,122)	1,085,632	(1,092,306)	1,962,404
Taxes payable	303,165	13,694	289,286	17,160
Long-term incentives	(2,744)	5,574	(2,744)	5,574
Advances from customers	(16,120)	28,689	(19,186)	25,567
Other accounts payable	64,670	22,789	58,145	(27,280)

Net cash provided by operating activities	1,908,484	2,026,200	1,983,809	3,390,483

Interest paid	(487,762)	(476,385)	(594,676)	(643,302)
Income tax and social contribution paid	(15,590)	(20,878)	(23,970)	(120,963)

Cash generation in accounting operation	1,405,132	1,528,937	1,365,163	2,626,218

Proceeds from the sale of permanent assets	2,765	250,219	2,949	250,219
Additions to investments	(57,877)	(710,389)	(5,481)	(653,764)
Additions to property, plant and equipment	(780,834)	(960,679)	(829,806)	(1,404,218)
Additions to intangible assets	(17,000)	(264,011)	(17,541)	(278,072)
Additions to deferred charges		(19,138)		(56,610)
Effect on cash of merged companies	6,945	8,993	6,945	58,886

Net cash used in investing activities	(846,001)	(1,695,005)	(842,934)	(2,083,559)

Braskem S.A. and Subsidiaries

Statements of Cash Flow
Years Ended December 31
In thousands of reais

	Parent company		Consolidated

	2009	2008	2009	2008

		Restatement

Short-term debt
Issuances	1,400,907	2,428,303	1,401,719	2,659,301
Repayment	(4,111,651)	(2,274,120)	(2,901,221)	(6,517,658)
Long-term debt
Issuances	2,229,247	2,861,325	1,212,081	4,330,362
Related parties
Issuances	63,603
Repayment	(77,410)	(1,278,493)
Dividends paid to shareholders and minorities	(885)	(274,290)	(883)	(300,994)
Capital increase				1,674
Repurchase of shares		(186,794)		(186,794)
Other		18,399		11,016

Net cash provided by (used in) financing activities	(496,189)	1,294,330	(288,304)	(3,093)

Increase (decrease) in cash and cash equivalents	62,942	1,128,262	233,925	539,566

Represented by
Cash and cash equivalents, at beginning of the year	2,199,862	1,071,600	2,429,717	1,890,151
Cash and cash equivalents, at the end of the year	2,262,804	2,199,862	2,663,642	2,429,717

Increase in cash and cash equivalents	62,942	1,128,262	233,925	539,566

Major non-cash transactions:
The main transactions not affecting cash have been excluded from the statement of cash flows and are described below:
   2009
   • Capitalization of advance for future capital increase (AFAC) of Isatec by Braskem.

   2008
   • Capital increase through merger of shares issued by Grust;
   • Effects from the mergers of Copesul and IPQ (Note 1 (b.3)) ;
   • Capital reduction of Braskem Participações; and
   • Capitalization of advance for future capital increase (AFAC) of IPQ by Ipiranga Química.

See the accompanying notes to the financial statements.

Braskem S.A. and Subsidiaries

Statements of Value added
Years Ended December 31
In thousands of reais

	Parent company		Consolidated

	2009	2008	2009	2008

		Retrospectively revised

Revenues	17,723,517	16,495,317	19,261,840	22,685,640

Sales of goods, products and services	17,750,603	16,636,155	19,303,951	22,730,955
Other income (expenses), net	22,886	(128,723)	19,335	(33,092)
Provision for doubtful loans – reversal (provision)	(49,972)	(12,115)	(61,446)	(12,223)

Inputs acquired from third parties	(13,837,976)	(13,858,498)	(15,213,433)	(19,024,077)

Cost of goods sold and services rendered	(12,584,549)	(12,816,009)	(13,895,971)	(17,547,964)
Materials, electric power, services from third parties and others	(1,224,789)	(1,040,577)	(1,288,824)	(1,411,797)
Loss on Assets	(28,638)	(1,912)	(28,638)	(64,316)

Gross value added	3,885,541	2,636,819	4,848.407	3,661,563

Depreciation, amortization and depletion	(1,038,902)	(946,242)	(1,054,574)	(1,224,348)

Net value added generated by the entity	2,846,639	1,690,577	2,993,833	2,437,215

Net value added received in transfer	(218,264)	766,623	(339,856)	654,896

Equity in results of investees	(52,898)	199,886	(5,376)	(10,868)
Financial income	(156,887)	626,344	(327,973)	718,586
Others	(8,479)	(59,607)	(6,507)	(52,822)

Total value added to be distributed	2,628,375	2,457,200	2,653,977	3,092,111

Distribution of value added
Personnel	429.012	332,488	482,132	561,843

Direct remuneration	313,228	230,957	359.955	439,238
Benefits	78,305	72,858	83,405	84,538
Employment Compensation Guarantee Fund (FGTS)	37,479	28,673	38,772	38,067

Taxes and contributions	1,939,589	645,818	1,961,928	538,704

- Federal	1,626,576	345,224	1,641,494	211,322
- State	310,191	298,308	316,842	316,432
- Municipal	2,822	2,286	3,592	10,950

Remuneration of third-parties capital	(657,454)	3,985,817	(707,311)	4,445,168

Interest	(879,590)	3,833,165	(933,142)	4,350,984
Rental	222,136	152,652	225,831	94,184

Remuneration of Shareholder’s Equity	917,228	(2,506,923)	917,228	(2,453,604)

Loss for the year and accumulated balances	917,228	(2,506,923)	917,228	(2,492,107)
Interest on Shareholder’s Equity/Dividends				38,503

Total value added to be distributed	2,628,375	2,457,200	2,653,977	3,092,111

See the accompanying notes to the financial statements.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise stated

1 Operations

(a) Braskem S.A. (“Braskem” or the “Company”) is a publicly-held corporation headquartered in Camaçari, State of Bahia, with 17 production units located in the States of Alagoas, Bahia, São Paulo and Rio Grande do Sul, that manufactures basic petrochemicals such as ethane, propane and benzene, in addition to gasoline and GPF (cooking gas). In the thermoplastic resins segment, the units produce polyethylene, polypropylene and PVC. Additionally, Braskem imports and exports products chemicals, petrochemicals, fuels and manufactures and supplies inputs used by companies located at the Northeast and Southern Petrochemical Complexes, such as steam, water, compressed air, electric energy. The Company also provides a number of services to and holds interests in other companies, as partner or shareholder. Braskem’s parent company is Odebrecht S.A. which at December 31, 2009 holds, directly and indirectly, 62.3% of the voting capital.

In December 2008, the Company announced the business withdrawal of PET (Polyethylene Terephthalate) in view of the studies initiated in 2007 indicated the unfeasibility of retaking the production of that resin on a competitive basis. The net book value of the remaining assets has been taken to the statement of operations of the year ended 2008 (Notes 13(b) and 28).

In May 2009, the Company announced the suspension of the production of caprolactam, a raw material used in the manufacture of nylon 6 and the temporary closure of its plant located in the Northeast Petrochemical Complex. The decision was based on a thorough assessment of the business, taking into account difficulties experienced in the Brazilian caprolactam market in recent years, as well as the impacts of the international crisis. The Company is monitoring the development in the caprolactam market to ascertain a potential resumption of operations of this plant (Notes 13 (b) and 28).

In September 2009, the company Varient Distribuidora de Resinas Ltda (“Varient”) was formed to carry out the distribution of Braskem resins. This company was organized from the verification of assets of IQ Soluções & Química S.A. (“Quantiq”), the new corporate name of Ipiranga Química S.A.

In October 2009, the Company decided to cease the activities, as from January 31, 2010, of its plant located in São Paulo, where PVC specialty resins were manufactured. The main raw material of this unit is MVC (vynyl monochloride) that is transferred from the Braskem plant located in Camaçari, State of Bahia. The logistics required to make this basic input available in São Paulo was considered as unfeasible. To carry on the sales of this PVC resin, the Company closed a deal with Mexichem Colombia S.A. to import this product. The São Paulo unit will be maintained as a product distribution center with capacity to storage and dispatch other Braskem resins in addition to PVC specialties (Notes 13(a) and 28).

(b) Corporate Restructuring

Since its formation on August 16, 2002, the company and its subsidiaries have undergone a major corporate restructuring process, disclosed to the market through material event notices. The main developments in 2008 and 2009 can be summarized as follows:

b.1 – In January 2008, the Company paid R$ 247,503 as the last installment for the acquisition of Politeno Indústria e Comércio S.A. (“Politeno”) shares that took place in April 2006. The share price was determined based on the average performance of that company over the 18 months subsequent to the signature of the purchase and sale agreement, as a result of the difference between polyethylene and ethylene prices in the Brazilian domestic market. Such acquisition gave rise to goodwill of R$ 162,174, justified by future profitability. Politeno was a subsidiary of the Company and was merged into it in April 2007.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise stated

b.2 – In March 2008, as all precedent conditions set forth in the agreement among Braskem, UNIPAR - União de Indústrias Petroquímicas S.A. and other minority shareholders of Petroflex Indústria e Comércio S.A. and Lanxess Deutschland GmbH for the sale of 100% of shares in that jointly-controlled entity had been complied with, R$ 130,502 gain was recorded on the transaction (Note 28). The financial settlement of the transaction took place on April 1, 2008. As required by CVM Instruction 247/96, the Company determined equity in income of this investee until March 2008.

b.3 – On May 30, 2008, it was approved the merger of shares at book value issued by Grust Holdings S.A. (“Grust”), then a wholly-owned subsidiary of Petrobras Química S.A. (“Petroquisa”). At that date, Grust directly or indirectly held the following petrochemical assets: (i) 36.47% of the voting capital of Companhia Petroquímica do Sul (“Copesul”); (ii) 40% of the voting capital of Ipiranga Petroquímica S.A. (“IPQ”); (iii) 40% of the voting capital of Quantiq and (iv) 40% of the voting capital of Petroquímica Paulínia S.A. (“Petroquímica Paulínia”). After the merger, Braskem holds directly and indirectly 99.17% of the voting capital of Copesul and 100% of the voting capital of IPQ, Quantiq and Petroquímica Paulínia a jointly-controlled entity with Petroquisa.

Under the merger of shares, Petroquisa received 46,903,320 new common and 43,144,662 new class “A” preferred shares issued by Braskem, in accordance with the following replacement ratio determined based on the economic values of Grust and Braskem, as stated in reports of specialized firms: 0.067419126039 common shares and 0.062016407480 class “A” preferred shares issued by Braskem for each one (1) common share issued by Grust. Braskem received 695,697,538 common shares in Grust held by Petroquisa. As a result of the merger of shares, Braskem’s capital was increased by R$ 720,709, equal to the book value of Grust’s shareholders’ equity as of March 31, 2008, the transaction base date.

b.4 – The Extraordinary Shareholders’ Meeting of subsidiary Grust held on July 28, 2008, approved a capital reduction by R$ 797,815, to ten reais (R$ 10.00), with the ensuing cancellation of 695,697,528 common shares. As a result, the following assets, at book value as of June 30, 2008, were returned to Braskem:

(i) 174,429,784,996 common shares in Quantiq, amounting to R$ 398,455;
(ii) 11,938,022,669 common shares in IPQ, amounting to R$ 302,631; and
(iii) 112,000 common shares in Petroquímica Paulínia, amounting to R$ 96,729.

Following the transfer, Braskem directly held 100% of the voting capital of Quantiq and Petroquímica Paulínia, 25.98% of the voting capital of IPQ, and 59.97% of the voting capital of Copesul.

Grust was wound up on a resolution approved at Braskem Extraordinary Shareholders’ Meeting held on June 30, 2009.

b.5 – The Extraordinary Shareholders’ Meetings held in September 2008 approved the merger of Copesul into IPQ. Subsequently, the mergers into Braskem of IPQ and Petroquímica Paulínia were approved under the terms and conditions set out in the Protocol and Justification of Merger dated September 12, 2008. Finally, the Company capital was increased by R$ 14,146, from R$ 5,361,656 to R$ 5,375,802, through the issue of 1,506,061 class “A” preferred shares, which were appropriated to remaining shareholders of IPQ.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise stated

b.6 – The Extraordinary Shareholders’ Meetings of Braskem and Petroquímica Triunfo S.A. (“Triunfo”) held in April and May 2009, respectively, approved the merger of Triunfo into the Company. This represented the last stage of the agreement entered into on November 30, 2007, among Petróleo Brasileiro S.A. - Petrobras (“Petrobras”), Petroquisa, Odebrecht S.A. (“Odebrecht”) and Nordeste Química S.A. - Norquisa (“Norquisa”). The merged net assets of Triunfo, at book value as of December 31, 2008 (the transaction base date), under the terms and conditions set out in the Justification Protocol, amounted to R$ 117,989. Of this total, R$ 97,379 was appropriated to a capital increase of the Company (Note 23 (a)), and R$ 20,611 was allocated to the capital reserve account. A total of 13,387,157 Braskem class “A” preferred shares was issued and delivered to Triunfo shareholders, at the rate of 0.210428051882238 Braskem class “A” preferred share to one (1) Triunfo common or class “A” preferred share.

Upon completion of this last stage, Petrobras, through its subsidiary Petroquisa, holds 59,014,254 common and 72,966,174 class “A” preferred shares in Braskem, corresponding to 25.3% and 31.0% of the Company’s total and voting capital, respectively.

(c) Administrative Council for Economic Defense – CADE

In July 2008, CADE approved the transaction for the acquisition by Braskem and Petrobras of the Ipiranga Group’s petrochemical assets. CADE made only one recommendation, namely the adjustment of the provision on non competition, so that the sellers compete only in the markets where they carried business activities prior to the acquisition.

In the same decision, CADE also approved the investment agreement whereby Petrobras contributed to Braskem its minority interests in Copesul, IPQ, Quantiq and Petroquímica Paulínia.

With this decision, no more restrictions subsist with respect to the management and merger of the assets acquired.

(d) Corporate governance

Braskem has adhered to the São Paulo Stock Exchange (BOVESPA”) Differentiated Corporate Governance Level 1, which primarily establishes the Company’s commitment to improvements in the provision of information to the market, as well as to maintain its shares spread out in the market.

2 Presentation of the Financial Statements

In compliance with CVM Deliberation 505/06, the authorization to issue these financial statements was granted at the Executive Board’s meeting held on February 12, 2010. Subsequently, the Company Executive Board determined the inclusion of subsequent events described in Notes 34 (c), (d) and (e).

The Company financial statements were prepared according to the accounting practices adopted in Brazil, which comprise the Brazilian Corporation Law, pronouncements, guidelines and interpretations of the Accounting Pronouncements Committee (“CPC”), and the rules of the Brazilian Securities Commission (“CVM”) as well as other rules issued. The purpose of CPC is to study and disclose accounting and auditing principles, standards and rules. The adoption of CPC’s pronouncements, technical guidance and interpretation is subject to the approval of CVM, the Brazilian Central Bank and other regulatory bodies.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise stated

In the preparation of the financial statements for 2009 and 2008, the Company adopted the amendments to the corporate legislation introduced by Law 11638 of December 28, 2007 (“Law 11638/07”), with the respective amendments introduced by Provisional Measure 449/08, converted into Law 11941 of May 27, 2009 (“Law 11941/09”). Laws 11638/07 and 11941/09 amend Law 6404/76 (Brazilian Corporation Law) as regards aspects related to the preparation and disclosure of the financial statements and their main purpose was to update the Brazilian Corporation Law in order to harmonize the accounting practices adopted in Brazil with those provided in the International Financial Reporting Standards issued by the International Accounting Standards Board – IASB.

CPC pronouncements that affected these financial statements are described below:

CPC Pronouncement	Subject matter	Approval act by CVM
		Deliberation	Approval date
CPC 01	Impairment of assets	527/07	11/1/2007
CPC 02R	Effects in exchange rates, changes and conversion of financial statements	534/08	1/29/2008
CPC 03R	Statement of cash flows – DFC	547/08	8/13/2008
CPC 04	Intangible assets	553/08	11/12/2008
CPC 05	Disclosures on related parties	560/08	12/11/2008
CPC 06	Leasing	554/08	12/11/2008
CPC 07	Government grants and subsidies	555/08	11/12/2008
CPC 08	Transaction costs and premium on issue of securities at the issue of marketable securities	556/08	11/12/2008
CPC 09	Statements of value added – DVA	557/08	11/12/2008
CPC 12	Adjustment to present value	564/08	12/17/2008
CPC 13	First-time adoption of Law 11638/07 and Law 11941/09	565/08	12/17/2008
CPC 14	Financial instruments: recognition, measurement and evidence	(*)	12/17/2008

(*) CPC guidance “OCPC” 03 approved by Circular Letter/CVM/SNC/SEP/ 03/2009 on 11/19/09 superseded CPC 14.

(a) Restatement of the financial statements for 2008

On January 28, 2010, CVM issued Deliberation 624 that approved the review document 1 covering certain CPC pronouncements, including CPC 02 and CPC 03. Pursuant to such Deliberation, the Company made the following changes:

(i) CPC 02: In the Company financial statements for the year ended December 31, 2008, assets, liabilities and equity in the earnings of dependent foreign subsidiaries were incorporated into the parent company statements, as required by item 4, CPC 02. As such incorporation is no longer required, the Company, for comparison purposes, the parent company financial statements for the year ended December 31, 2008 presented in this report exclude those foreign subsidiaries. The amended CPC is referred to as CPC 02R.

(ii) CPC 03: The revision of CPC03 gave rise to changes in the criterion to determine cash equivalents and, for this reason, the amount of R$ 181,883 was transferred from “Cash and cash equivalents” to “Marketable securities” in the balance sheet for the year ended December 31, 2008 (Notes 4 and 5). The amended CPC is referred to as CPC 03R.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise stated

(b) Transition Tax Regime (“RTT”)

The amounts presented in the financial statements as of December 31, 2009 and 2008 consider the adoption of RTT by the Company and its subsidiaries with head offices in Brazil, as permitted by Law 11941/09, the purpose of which is to maintain the tax neutrality of the amendments to the Brazilian corporate legislation introduced by Law 11638/07 and Law 11941/09. The permanent option for RTT was made upon submission of the Statement of Corporate Economical and Tax Information – DIPJ for calendar year 2008. The Transition tax effects, wherever applicable, generated as a result to the adhesion to RTT, are ascertained and presented in the deferred income tax and social contribution lines (Note 20(b.1)).

(c) Triunfo

In the comparison between the financial statements for the years ended December 31, 2009 and 2008, the merger of Triunfo, which took place on May 5, 2009, must be considered (Note 1(b.6)). The balance sheet and statement of operations of Triunfo for the year ended December 31, 2008 can be summarized as follows:

Balance Sheet at December 31, 2008

ASSETS		LIABILITIES

Current assets		Current liabilities
Cash and cash equivalents	1,732	Accounts payable to suppliers	2,526
Marketable securities	7,073	Loans and financing	32,229
Trade accounts receivable	62,774	Taxes and contributions payable	2,855
Inventories	66,100	Dividends payable	8,732
Tax credits	19,506	Other accounts payable	9,375

Other accounts receivable	4,751		55,717
Prepaid expenses	108	Noncurrent liabilities

	162.044	Loans and financing	30,289
		Taxes and contributions	7,002

			37,291
Noncurrent assets		Shareholders’ equity
Deferred IR and CS	6,520	Capital	63,253
Judicial deposits	3,417	Capital reserves	7,052
Other	98	Profit reserves	40,525
Investments	11,963	Treasury shares	(1,226)
Property, plant and equipment	26,955	Equity valuation adjustment	8,385

	48,953		117,989

Total	210,997	Total	210,997

Braskem S.A. and Subsidiaries

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise stated

Statement of Operations	2008

Net revenues	581,816
Cost of products sold	(476,080)

Gross profit	105,736
Operating expenses, net	(51,277)

Operating profit	54,459
Other expenses, net	(3,051)

Profit before income tax and social contribution	51,408
Provision for income tax and social contribution	(14,136)

Net income before minority	37,272

Employees and management profit sharing	(2,183)

Net income for the year	35,089

3 Significant Accounting Practices

(a) Use of estimates

In the preparation of financial statements, it is necessary to utilize estimates to record certain assets, liabilities and other transactions. Therefore, these financial statements include various estimates relating to the selection to the useful lives of property, plant and equipment, intangible assets and market value of financial instruments, provisions for contingencies, provisions for income tax and social contribution (“CSL”) and other similar amounts.

(b) Foreign currency and functional currency

The Company and its subsidiaries management has established that its functional currency is the real according to the rules described in CPC 02.

Transactions in foreign currency, i.e., all transactions that are not carried out in functional currency, are converted at the exchange rate of the date of each transaction. Monetary assets and liabilities in foreign currency are converted into reais at the exchange rate of date of the financial statements. Gains and losses due to exchange rate movements on monetary assets and liabilities are recognized in the statement of operations financial result group. Non-monetary assets and liabilities in foreign currency are converted based on the exchange rates of the dates of the transaction dates or on the date of the fair value evaluation, whenever fair value is used.

(c) Revenue recognition and other operational items

Income and expenses are recognized on the accrual basis.

Revenue from the sale of goods is recognized in the statement of operations when the significant risks and rewards of ownership have been transferred to the buyer. Transfer of ownership occurs when the goods are delivered to the client or to their freight carriers, depending upon the sale terms.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise stated

The provision for income tax and value-added tax on sales and services (“ICMS”) expenses are recorded gross of the tax incentive portions and the amounts related to tax exemptions and the tax reductions are recorded in the statement of operations for the year.

Considering the provisions of CVM Deliberation 273/98, of August 20, 1998, and CVM Instruction 371/02, of June 27, 2002, deferred income tax and social contribution are stated at their probable realisable value, expected to occur as described in Note 20 (b).

Monetary and exchange variations of foreign currency assets and liabilities are classified as financial income and financial expenses, respectively.

The Company has recognized in the result of each year the change in market value of derivative instruments related to contracts that contra entry the realization of cash flows and indexed liabilities indexed to foreign currency or international interest rates, except for those accounted for as hedging instruments (Note 25 f.3 (i.b)).

The net profit (loss) per share is calculated based on the number of shares existing on the year-closing date.

(d) Current and noncurrent assets

(d.1) Cash and cash equivalents

Cash and cash equivalents comprise cash in hand, demand account balances with banks and similar institutions and highly liquidity investments they are promptly convertible into known amounts of cash and have an insignificant risk of changes in value.

(d.2) Financial instruments

The Company classifies its financial instruments as any contract that generates financial assets for one entity and a financial liability or equity instrument for other entity.

• Classification and measurement

The Company classifies and measures its financial instruments in the following categories:

(i) Financial assets held for trading – these are measured at fair value with the purpose of being negotiated actively and frequently, including derivatives, unless they have been designated as hedge instruments. The assets in this category are classified as current assets. Gains or losses resulting from variations in the fair value of financial assets held for trading are recognized in income for the year. Additionally, these assets include securities that are intended to be sold in the short term or to be purchased/settled in the short term.

(ii) Loans and receivables – granted loans and receivable that are non-derivative financial assets with fixed or determinable payments, not quoted in an active market, are included in this category as current assets, except for those whose maturity date exceeds 12 months subsequently to the date of issue of the balance sheet (these are classified as noncurrent assets). The Company’s loans and receivables consist of the balances of loan agreements and current account with related companies, accounts receivable from customers, other accounts receivable and cash and cash equivalents, except for short-term investments. Loans and receivables are accounted for at amortized cost, using the actual interest rate method.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise stated

(iii) Financial assets held to maturity – these essentially include those financial assets that may not be classified as loans and receivables for being quoted in an active market. In that event, these financial assets are acquired with the purpose and financial capacity for maintenance in portfolio up to maturity. They are appraised at the cost of acquisition plus earnings received as a contra entry to the income for the year. The Company held-to-maturity assets primarily comprise investment fund subordinated quotas, classified as long term receivables.

(iv) Financial assets available for sale – these are non-derivatives that are designated in that category or that has not been classified in any other category. They are included in noncurrent assets, unless management intends to dispose of the investment in up to 12 months subsequently to the balance sheet date. Financial assets available for sale are accounted at fair value. Interest rates on securities available for sale, calculated using the actual interest rate method, are recognized as financial income in the statement of operations. The portion corresponding to the variation in fair value is recorded under shareholders’ equity, net of taxes, in “Fair value adjustments” line, and is realized against income upon its settlement or due to a permanent loss (impairment). These assets also comprise equity instruments quoted on an active market and that are not held for trading, and debt securities acquired that are not quoted on an active market and are not held for trading.

• Fair value

The fair values of publicity quoted investments are based on the current purchase price. For those financial assets with no active market or public quotation, the Company establishes the fair value by means of valuation techniques. These techniques include the use of recent transactions carried out with third parties, reference to other instruments that are substantially similar, the analysis of discounted cash flows and standard models of option pricing that use information generated by the market rather than by the Company´s management to the extent possible.

The Company evaluates, as of the balance sheet date, whether there is objective evidence that a financial asset or group of financial assets is recorded at a value that exceeds its recoverable value (impairment). In the event of such evidence for the financial assets available-for-sale, the cumulative loss – measured as the difference between the cost of acquisition and the current fair value, minus any loss by impairment of this financial asset previously recognized in results – is removed from equity and recognized in the statement of operations.

• Derivative financial instruments and hedge activities

The Company uses derivative financial instruments to protect itself from foreign exchange and interest rate risk.

Derivatives are initially recognized at fair value and the attributable transaction costs are recognized in the statement of operations incurred. Subsequent to the initial recognition, the derivatives are measured at fair value and changes are accounted in the statement of operations, except as described below for the hedge accounting:

Cash flow hedges

Changes in the fair value of derivative instruments designated for the purpose of cash flow hedging are recognized directly in shareholders’ equity, for the portion of gain or loss that is determined be an effective hedge. In the event that the hedge is considered ineffective, changes in the fair value are recognized in the statement of operations.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise stated

If the hedge instrument fails to meet the criteria for hedge transaction accounting, expires or is sold, terminated or exercised, the hedge transaction accounting is discontinued prospectively. In these circumstances, accrued gain or loss previously recognized in shareholders’ equity must be immediately recognized in the statement of operations.

The Company recognized liabilities related to hedge accounting the characteristics of which satisfy the requirements provided by CPC 14 – item 47.

(d.3) Trade accounts receivable

Accounts receivable from clients are recorded at invoiced value, adjusted to present value where applicable, are shown net of any deduction of the allowance for doubtful accounts. The allowance for doubtful accounts consists of amounts considered sufficient to cover probable losses, taking into account the Company’s best estimate considering the loss history and its past experience.

The methodology used by the Company to record the allowance for doubtful accounts encompasses 100% of the amounts more than 180 days overdue, 50% of the amounts more than 90 days overdue, and 100% of the amounts under judicial collection process. The allowance also includes those amounts arising from a second renegotiation with customers, as well as all amounts arising from the first renegotiation and receivable within more than 24 months. Accounts receivable from related companies are not taken into consideration in the calculation of this allowance.

(d.4) Inventories

Inventories are stated at average purchase or production cost, which is lower than replacement cost or realization value. Finished products include freight up to the point of sale. Imports in transit are stated at the accumulated cost of each import. Inventories of maintenance materials are classified under current assets or noncurrent assets, according to the consumption history. The Company records a provision equal to 90% of the maintenance materials put up for sale, according to the assessment of the technical departments of the plants

(d.5) Deferred tax

Deferred income tax and social contribution is computed on tax losses, temporarily non-deductible expenses and temporarily non-taxable book revenues. Recognition occurs to the extent that it is probable that sufficient future taxable profits for the next 10 years will be available to offset recognized temporary differences, according to projections that future taxable profit prepared and base upon internal premises and using future economic scenarios that may be subjected to changes. Periodically, the deferred tax amounts recognized are reassessed upon in accordance with CVM Deliberation 273/98 and CVM Instruction 371/02.

(d.6) Shareholdings in subsidiaries, jointly-controlled entities and associated companies

When the Company has investments in subsidiaries, jointly-controlled entities and associated companies when the Company has an interest in voting capital is more than 20% or has significant influence on the related management both recorded by the equity method, as well as investments in other companies belonging to the same group or under common control.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise stated

Investments accounted for on the equity method may include goodwill (negative goodwill) subject to the amortization. In order to be maintained in the investment account, goodwill must be associated with the appreciation of property, plant and equipment of the investee. Even when stated in the investment account, such goodwill is amortized over the same term as the assets which gave rise to it.

Other investments are stated at acquisition cost, less the provision for adjustment to market value, when applicable.

(d.7) Property, plant and equipment

Property, plant and equipment is stated at acquisition or construction cost. As from 1997, property, plant and equipment include capitalized interest on loans from third parties during the construction period, pursuant to CVM Deliberation 193/96. Capitalized interest is added to assets and depreciated/amortized as from the date that they become operational (Note 17 (g)).

As from January 2006, in accordance with IBRACON Technical Interpretation 01/2006, the Company records all programmed maintenance shutdown expenses in property, plant and equipment, as “Machinery, equipment and facilities”. Such stoppages occur at scheduled intervals from two to six years and the related expenses are depreciated through the beginning of the next maintenance shutdown (Note 13).

Depreciation of property, plant and equipment is recorded on a straight-line basis at the rates stated in Note 13, which consider the estimated useful lives of the assets.

(d.8) Intangible assets

The following criteria are applied:

• Intangible assets acquired from third parties through a business combination: goodwill based on the expectation of future profitability is not amortized as from 2009 and is tested for impairment on an annual basis.

• Intangible assets acquired from third parties: intangible assets with defined useful lives are measured at the total cost of acquisition less amortization expenses. Amortization is calculated on the straight-line basis at the rates mentioned in Note 14, which considers the estimated useful lives of the assets. Intangible assets with lives will not be amortized as from 2009 but instead for impairment on an annual basis.

The company records research expenses are recorded in the statement of operations.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise stated

(d.9) Deferred charges

The Company opted to maintain in deferred charges only those expenses incurred during the period of construction of industrial plants (pre-operating expenses). Such expenses are amortized over five years from the beginning of operations of the related plant.

(d.10) Impairment

At the end of each year, all property, plant and equipment items, intangible assets and deferred charges, grouped in cash generating units, are matched to their related cash flows. If the cash flow is lower than the total value of assets of that cash generating unit, a provision for adjustment to recoverable value is recorded. In the course of the year, this test may be conducted in the event that any evidence exist that a cash generating unit has decreased in value. Additionally, when a plant is deactivated or temporarily discontinued, the residual value of the assets is matched with the expected cash flow after operations are resumed, or to the assets selling value. When the residual value is lower than the cash flow value, a provision for adjustment to the assets realizable value is recorded.

(d.11) Other assets

Other assets are stated at their realizable value, including, when applicable, accrued income and monetary variations or, in the event of expenses of the following year, at cost.

(e) Current and noncurrent liabilities

Current and noncurrent liabilities are recorded at known or calculable values plus, whenever applicable, corresponding charges, monetary and/or exchange variations incurred up to the balance sheet date. When applicable, current and noncurrent liabilities are recorded at present value, on a transaction by transaction basis, according to interest rates that reflect the term, currency and risk of each transactions. The difference between the present value of a transaction and the liabilities’ face value is appropriated to income statement of operations over the term of effectiveness of the agreement based on the amortized cost method and the actual interest rate method.

(e.1) Loans

Loans are originally recognized at fair value, less any costs incurred to structure the transaction (transaction costs). Subsequently, loans taken are stated including charges in interest in proportion to the period lapsed.

The company records non-convertible debentures using the same method as for loans.

(e.2) Contingencies

Contingencies are presented net of the associated judicial deposits in accordance with CVM Deliberation 489/05.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise stated

(e.3) Provisions for loss on investments

Provisions for loss on investments in subsidiaries are recorded in accordance with the companies’ net equity (unsecured liabilities) under noncurrent liabilities, with a contra entry to equity in the earnings in subsidiary and associated companies, in the statement of operations.

(e.4) Pension plans

Liabilities related to defined benefit pension plans are measured at the present value of benefit obligation on the balance sheet date less the market value of the pension plan assets, adjusted by actuarial gains or losses and cost of past service. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by the estimated future disbursement at interest rates used for public securities with maturity dates that match the underlying liability terms.

Actuarial gains and losses arising from changes in actuarial assumptions and amendments to pension plans are charged or credited to the statement of operations for the average time of remaining service of the related employees.

As regards defined contribution plans, the Company makes contributions to pension plans under private administration on compulsory, contractual or voluntary bases. As soon as contributions have been made, the Company has no further obligations in relation to additional payments. Periodic contributions are included in the personnel costs (Note 31).

(e.5) Other provisions

A provision is recognized in the balance sheet when the Company has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation when a reliable estimate of the amount can be made.

(f) Consolidated financial statements

The consolidated financial statements were prepared in accordance with the consolidation principles set forth in the Brazilian Corporation Law and rules of the CVM and include the financial statements of the Company, its subsidiaries, jointly-controlled companies and Special Purpose Entities (“SPE´s”) in which the Company has direct or indirect share control over their activities, as shown below:

Braskem S.A. and Subsidiaries

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise stated

			Interest in total capital - %

		Head office (country)	2009	2008

Subsidiaries
Braskem America Inc. (“Braskem America”)		USA	100.00	100.00
Braskem Argentina S.R.L (“Braskem Argentina”)	(i)	Argentina		100.00
Braskem Distribuidora Ltda. e sua controlada		Brazil	100.00	100.00
Braskem Europe B.V. (“Braskem Europa”)		Netherlands	100.00	100.00
Braskem Finance Limited (“Braskem Finance”)		Cayman Islands	100.00	100.00
Braskem Incorporated (“Braskem Inc”)		Cayman Islands	100.00	100.00
Braskem Participações S.A. (“Braskem Participações”)		Brazil	100.00	100.00
Braskem Petroquímica S.A. (“IPQ Argentina”)		Argentina	100.00	100.00
Braskem Petroquímica Chile Limitada (“Braskem Chile”)		Chile	100.00	100.00
CCI - Comercial Importadora S.A. (“CCI”)	(iv)	Brazil		100.00
Companhia Alagoas Industrial - CINAL (“CINAL”)		Brazil	100.00	100.00
Copesul International Trading INC. (“CITI”)	(ii)	British Virgin Islands		100.00
Grust Holdings S.A. (“Grust”)	(iii)	Brazil		100.00
Ideom Tecnologia Ltda. (“Ideom”)	(v)	Brazil	100.00
IPQ Petroquímica Chile Limitada (“IPQ Chile”)		Chile	100.00	100.00
IQ Soluções & Químicas S.A.(“Quantiq”) and its subsidiaries		Brazil	100.00	100.00
ISATEC–Pesquisa, Desenv. e Análises Quím.Ltda. (“ISATEC”)		Brazil	100.00	100.00
Natal Trading	(ii)	British Virgin Islands		100.00
Politeno Empreendimentos Ltda. (“Politeno Empreendimentos”)		Brazil	100.00	100.00
Varient Distribuidora de Resinas Ltda (“Varient”)	(viii)	Brazil	100.00

Jointly-controlled entities	(vi)
CETREL S.A. - Empresa de Proteção Ambiental ("CETREL")		Brazil	53.66	54.24
Polietilenos de America S.A. (“POLIAMERICA”)		Venezuela	49.00	49.00
Polipropileno Del Sur S.A. (“PROPILSUR”)		Venezuela	49.00	49.00

Special Purpose Entity (“SPE´’s”)
Sol-Fundo de Aplicação em Cotas de Fundos de Investimento (“FIQ Sol”)	(vii)	Brazil	100.00	100.00

(i) Company merged into Braskem Petroquímica S.A. (IPQ Argentina) in March 2009
(ii) Subsidiaries merged into Braskem Inc.inDecember 2009
(iii) Company wound up in June 2009
(iv) Company merged into Braskem Importação e Exportação Ltda. In September 2009
(v) Subsidiary company as from January 2009
(vi) Proportionately consolidated investments pursuant to CVM Instruction 247/96
(vii) Fund consolidated in compliance with CVM Instruction 408/04
(viii) Company formed in September 2009 from Quantiq (Note 1 (a))

In the consolidated financial statements, the intercompany investments and equity in results, as well as intercompany assets, liabilities, income and expenses and unrealized gains arising from transactions in consolidated companies have been eliminated.

Goodwill grounded on the appreciation of property, plant and equipment was reclassified to the account of the specific underlying asset, in accordance with CVM Instruction 247/96. Negative goodwill is reclassified to the line “Other accounts payable” in noncurrent liabilities.

The balance sheets and statements of operations of jointly-controlled companies and SPE, adjusted to the Company accounting practices, can be summarized as follows:

Braskem S.A. and Subsidiaries

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise stated

f.1) Jointly-controlled entities		CETREL (i)

	2009	2008

Assets
Current assets	85,883	60,151
Noncurrent assets
Long-term receivables	30,728	31,543
Other investments	28	314
Property and equipment	146,726	137,972
Intangible assets	2,482	2,237
Deferred charges	749	939

Total assets	266,596	233,156

Liabilities and shareholders’ equity
Current liabilities	31,326	26,005
Noncurrent liabilities	35,894	34,757
Shareholders’ equity	199,376	172,394

Total liabilities and shareholders’ equity	266,596	233,156

Statements of income
Net sales	102,131	98,793
Cost of services rendered	(67,679)	(63,653)

Gross profit	34,452	35,140

Operating expenses, net	(15,459)	(15,026)
Other expenses and income, net	313	(1,282)
Financial result	4,191

Profit before income and social contribution taxes	23,497	18,832

Income tax and social contribution
Current and deferred income and social contribution taxes	(4,863)	14,699

Net income for the year	18,634	33,531

(i) Balance sheet and Statement of operations excluding revaluation reserve.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise stated

	PROPILSUR	POLIMERICA

	2009	2009

Assets
Current assets	44,071	44,416
Noncurrent assets	24,131	45,871

Total assets	68,202	90,287

Liabilities and shareholders’ equity
Current liabilities	14,742	25,655
Noncurrent liabilities	58,748	70,392
Shareholders’ equity (negative equity)	(5,288)	(5,760)

Total liabilities and shareholders’ equity	68,202	90,287

Statements of operations

Operating expenses, net	(8,108)	(7,372)
Financial results	2,632	1,422

Loss for the year	(5,476)	(5,950)

f.2) Special Purpose Entity - SPE

		FIQ Sol

	2009	2008

Assets	1,418,454	1,714,355

Quotaholders’ equity	1,418,454	1,714,355

Total liabilities and Quotaholders’ equity	1,418,454	1,714,355

Net income for the year	181,588	63,064

f.3) Non-consolidated jointly-controlled entity

As provided in paragraph 1 of article 23 of CVM Instruction 247/96 and authorized by CVM Letter/SNC nº 005/2010, the Company has not proportionally consolidated the financial statements of jointly-controlled subsidiary Refinaria de Petróleo Riograndense S.A. (“RPR”). This subsidiary financial statement is not significant and do not affect, in any material aspect, the Company’s consolidated financial statements.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise stated

These subsidiary summary balance sheet and statement of operations, according to the Company’s accounting practices, are presented below:

		RPR

	2009	2008

Assets
Current assets	198,555	42,484
Noncurrent assets
Long-term receivables	134	134
Other investments		392
Property, plant and equipment	40,591	34,875

Total assets	239,280	77,885

Liabilities and shareholders’ equity
Current liabilities	197,021	94,476
Noncurrent liabilities	56,452	35,993
Negative equity	(14,193)	(52,584)

Total liabilities and shareholders’ equity	239,280	77,885

		RPR

Statement of Operations	2009	2008

Net sales	752,922	512,799
Cost of sales	(659,111)	(528,212)

Gross profit	93,811	(15,413)
Operating expenses, net	(21,704)	(44,748)

Operating profit before financial result	72,107	(60,161)
Financial results	(29,060)	(2,986)
Results from discontinued operations	462	25,311

Profit before income and social contribution taxes	43,509	(37,836)
Current income and social contribution taxes	(12,719)

Net income (loss) for the year	30,790	(37,836)

Braskem S.A. and Subsidiaries

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise stated

(g) Reconciliation of shareholders’ equity and income for the year between the parent company and consolidated

	Shareholders’ equity		Net income (loss) for the year

	2009	2008	2009	2008

Parent company	4,753,948	3,691,881	917,228	(2,506,923)
Exclusion of effects from profits on inventories of subsidiaries				75
Exclusion of gains on the sale of investment among related parties	(38,476)	(38,476)
Exclusion of gains on financial transactions among related parties				10,628
Reversal of amortization of goodwill on the sale of investments among related
parties	26,452	26,452		4,118
Other				(5)

Consolidated	4,741,924	3,679,857	917,228	(2,492,107)

4 Cash and Cash Equivalents

		Parent company		Consolidated

	2009	2008	2009	2008

		Restatement		Restatement

Cash and banks	140,800	105,234	314,484	145,915
Financial investments
Domestic (i)	1,524,966	1,635,367	1,558,198	1,654,128
Foreign	597,038	459,261	790,960	629,674

	2,262,804	2,199,862	2,663,642	2,429,717

(i) In 2008, with the change introduced by CPC03, management reclassified the amount of R$ 181,883 to “Marketable securities” (Note 2.a (ii)).

Domestic financial investments in Brazil are mainly represented by quotas in Braskem’s exclusive fund (FIQ Sol) which, in turn, hold quotas in local investment funds, such as fixed income, instruments and time deposits. Financial investments abroad mostly consist of sovereign fixed-income instruments or instruments issued by first-tier financial institutions with high marketability. The financial investments have been classified as “held for trading” and are measured at fair value, the variations of which are taken to income statement of operations.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise stated

5 Marketable Securities

		Parent company		Consolidated

	2009	2008	2009	2008

		Restatement		Restatement

Current assets
Public securities issued abroad	261,453	331,452	261,884	331,452
Shares held for trading	25,761		25,761
Investments in FIQ Sol (i)	179,175	181,883	179,175	181,883

ther		5,563		5,563

	466,389	518,898	466,820	518,898

Noncurrent assets
Subordinated investment fund quotas	15,811	9,717	15,810	11,550
Other			1,976

	15,811	9,717	17,786	11,550

Total	482,200	528,615	484,606	530,448

(i) Eletrobrás preferred shares arising from the conversion of compulsory deposits (Note 11).
(ii) Amounts as of December 31, 2008 were reclassified from “Cash and cash equivalents” (Notes 2.a (ii) and 4).

Public securities issued abroad are represented by U.S. Treasury bonds and are classified by the Company as “available for sale”, at average interest of 0.77% per year (p.a), (2008 – 0.91% p.a). The portion corresponding to the variation in fair value was recorded in “Equity valuation adjustments” in shareholders’ equity (Note 23 (g)).

Braskem S.A. and Subsidiaries

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise stated

6 Trade Accounts Receivable

	Parent company			Consolidated

	2009	2008	2009	2008

Customers
Domestic market	1,031,542	1,369,650	1,082,902	1,484,491
Foreign market	633,985	898,520	855,754	897,250
Discounted trade receivables		(551,266)		(551,266)
Advances on export prepayment bills	(361,938)	(587,705)	(361,938)	(588,418)
Allowance for doubtful accounts	(205,034)	(194,404)	(220,845)	(198,741)

	1,098,555	934,795	1,355,873	1,043,316
Noncurrent assets	(58,343)	(46,666)	(58,783)	(47,129)

Current assets	1,040,212	888,129	1,297,090	996,187

The Company adopts an additional policy for realizing domestic trade accounts, by selling its receivable to investment funds in credit rights.

Changes in the allowance for doubtful accounts are as follows:

	Parent company			Consolidated

	2009	2008	2009	2008

At beginning of the year	194,404	160,223	198,741	164,452
Additions classified as selling expenses	49,972	15,035	61,446	20,600
Addition through merger of subsidiary	22,227	22,066	22,227	22,066
Write-off of	(61,569)		(61,569)
Recovery of credits from bad debts		(2,920)		(8,377)

At the end of the year	205,034	194,404	220,845	198,741

7 Inventories

		Parent company		Consolidated

	2009	2008	2009	2008

Finished products and work-in-process	971,296	1,223,363	1,079,659	1,383,143
Raw materials, production inputs and packaging	360,810	631,101	377,226	631,111
Maintenance materials (i)	363,709	385,073	366,543	388,567
Advances to suppliers	8,700	110,924	8,930	167,891
Imports in transit and others	94,556	389,428	116,039	398,021

Total	1,799,071	2,739,889	1,948,397	2,968,733
Noncurrent assets	(29,273)	(20,637)	(29,273)	(20,637)

Current assets	1,769,798	2,719,252	1,919,124	2,948,096

(i) Based on the consumption history, art of the inventories of maintenance materials was classified in long-term receivables.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise stated

Advances to suppliers and expenditures for imports in transit mainly relate to the acquisition of petrochemical naphtha, which is the main raw material used by the Company.

Changes in the provision for adjustment to market value – Maintenance materials

	Parent company/Consolidated

	2009	2008

At beginning of the year	14,130	19,337
Additions/ (reductions) taken to the statement of operations	3,318	(5,207)

At the end of the year	17,448	14,130

8 Related Parties

“Related parties” is defined in CPC 05 as those companies that are related to the Company:

(a) Directly or indirectly through one or more intermediaries, when the party:
      (i) controls, is controlled by, or is under common control with the Company (including parent companies or subsidiaries);
      (ii) holds interests in the entity so as to have significant influence on it; or
      (iii) has joint control over the entity;
(b) is associated with the Company;
(c) is a joint venture where the Company is one of the investors;
(d) is a key member of the Company’s or its subsidiary’s management;
(e) is a close member of the family or of any person referred to in items (a) or (d);
(f) is a subsidiary, a jointly-controlled entity or a company significantly influenced by, or where significant voting power is directly or indirectly held by any person referred to in items (d) or (e); or
(g) is a post-employment benefit plan for the entity employees or the employees of any entity that is a related party of the Company.

Transactions and balances with related parties are shown below:

Braskem S.A. and Subsidiaries

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise stated

(a) Parent company

	Assets and liabilities balances December, 2009

	Current assets		Noncurrent assets		Current liabilities		Noncurrent liabilities

Subsidiaries
Braskem Chile	3,024	(i)
Braskem Distribuidora	1,167	(i)	6,713	(vi)	12,219	(viii)
Braskem Europa	70,642	(i)
Braskem Importação							109	(vi)
Braskem Inc.			5,548	(v)	66,798	(x)	6,686	(x)
Braskem Participações	96	(iii)
CINAL	1	(i)	242	(vi)	62	(viii)
Ideom			1,517	(vi)
IPQ Argentina	21,626	(i)
IPQ Chile	128	(iii)
ISATEC			648	(vi)
Lantana			50	(v)
Quantiq	3,954	(iv)	5,684	(vi)	12	(viii)
Varient	32,402	(i)					4,602	(vi)

	133,040		20,402		79,091		11,397

Jointly-controlled companies
CETREL	18	(i)			1,524	(viii)
RPR	1,109	(i)			10,261	(viii)

	1,127				11,785

Associated companies
Borealis	12,309	(i)

	12,309

Related parties
Construtora Norberto Odebrecht ("CNO")					9,666	(viii)
Petrobras	31,049	(i)	49,652	(vii)	480,689	(viii)	21,386	(viii)
Petrobras International Finance ("PIFCo")					545,210	(ix)
Refinaria Alberto Pasqualini ("REFAP")					154,531	(viii)
Other	7,299	(i)

	38,348		49,652		1,190,096		21,386

SPE
FIQ Sol	1,418,454	(ii)

	1,418,454

At December 31, 2009	1,603,278		70,054		1,280,972		32,783

At December 31, 2008	1,808,217		84,055		2,229,028		132,740

(i) Amounts included in “trade accounts receivable”
(ii) Amounts included in “cash and cash equivalents” and “marketable securities”
(iii) Amounts included in “other accounts receivable”
(iv) Trade accounts receivable: R$ 218 and dividends and interest on capital: R$ 3,736
(v) Relates to loan bearing interest at 100% of CDI
(vi) Relates to current accounts bearing interest at 100% of CDI
(vii) Relates to loan remunerated at TJLP + interest of 2% p.a.
(viii) Suppliers
(ix) Financing remunerated at exchange variation + 4-month Libor + interest of 1% p.a.
(x) Amounts included in “related parties” relating to bills payable in current assets of R$ 66,798, remunerated at exchange variation + interest of 1.6% p.a. and noncurrent assets of R$ 6,686, without remuneration

In consolidated noncurrent assets, the “related parties” line of R$ 100,725 comprises R$ 49,652 for a loan with Petrobras remunerated at TJLP + interest of 2% p.a. and R$ 51.073 for credits receivable from Propilsur.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise stated

Parent company (continued)

	Statement of operations – Jan-Dec 2009

		Raw material,	Financial	Production cost/
	Product	services and	income[	general &
	sales	utility purchases	(expenses) (i)	adm.expenses

Subsidiaries
Braskem Argentina	66,541		(4,868)
Braskem Chile	22,144		(6,127)
Braskem Distribuidora	77,265	12,294	128
Braskem Europa	186,771	-	(14,798)
Braskem Importação	-		(3)
Braskem Inc.	91,569	115,304	569,996
CCI			(8)
CINAL	888	11,441	183
CITI	20,985		151,213
Ideom	-		12
IPQ Argentina	835	1,463	(432)
IPQ Chile	-		(548)	-
ISATEC		160	10
Lantana			(17)
Natal Trading			798
Politeno Empreendimentos	-	-	(916)
Quantiq	150,366	2,483	1,017
Varient	63,941	-	(247)

	591,305	143,145	695,393

Jointly-controlled entities
CETREL	415	23,816	-
RPR	140,419	83,003

	140,834	106,819

Associated company
Borealis	155,440	20	2,000

	155,440	20	2,000

Post-employment benefit plans
Fundação Francisco Martins Bastos ("FFMB")				1,619
Fundação Petrobras de Seguridade Social ("Petros")				4,876
Odeprev – Odebrecht Previdência				6,839
Plano Copesul de Previdência Complementar ("CopesulPrev")				1,011
Triunfo Vida				434

				14,779

Related parties
CNO	-	94,238	-
Petrobras	521,533	4,766,666	(4,598)	-
PIFCo			(12,050)
REFAP		1,243,470

	521,533	6,104,374	(16,648)

December 31, 2009	1,409,112	6,354,358	680,745	14,779

December 31, 2008	1,368,306	8,703,791	149,164	19,668

The transactions between the Company and related parties are carried out at normal market prices and conditions, considering:
(i) Includes the effect of exchange variation (i) for purchases of naphtha from Petrobras and REFAP: the international market prices for naphtha and other oil derivatives, quality of parafinicity and contaminants of naphtha delivered; and
(ii) for sales to subsidiaries abroad, a 180-day term payment, higher than the term offered to other customers.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise stated

(b) Key management personnel

The Company qualifies as “key management personnel” the members of its board of administration and executive board, comprising the chief executive officer and the vice presidents. The Company carried out no transactions with the majority shareholder.

Statement of operations		Parent company		Consolidated

	2009	2008	2009	2008

Remuneration
Short-term benefits to employees and managers	25,542	46,780	26,164	47,069
Post-employment benefits	225	262	225	294
Employment contract termination benefits	36	295	36	295
Long-term incentives	2,879	722	2,879	722

Total	28,682	48,059	29,304	48,380

Balance sheet – Parent company / Consolidated
(Note 21)		2009		2008

Long-term incentives		7,709		10,453

Total		7,709		10,453

(c) Company transactions with “related parties”

Subsidiaries

Braskem America	Purchase of thermoplastic resins for resale.
Braskem Argentina	Purchase of thermoplastic resins for resale.
Braskem Distribuidora	Purchase and distribution of thermoplastic resins.
Braskem Chile	Purchase of thermoplastic resins for resale.
Braskem Europa	Purchase of thermoplastic resins for resale.
Braskem Inc.	Purchase of thermoplastic resins and basic petrochemicals for resale, and sale to the Company of production inputs acquired abroad.
CINAL	Provision of waste treatment and incineration services.
IPQ Argentina	Purchase of thermoplastic resins for resale.
IQAG	Storage services.
ISATEC	Research, development and chemical analysis services.
Politeno Empreendimentos	Industrial projects and ventures; sale of petrochemicals.
Quantiq	Purchase of thermoplastic resins and other chemical products for resale.
Varient	Purchase of thermoplastic resins for resale.
Jointly-controlled companies
CETREL	Purchase of waste treatment and incineration services.
RPR	Sale of naphtha.
Related parties
Borealis	Purchase of thermoplastic resins, its main raw material.
Post-employment benefit plans
CopesulPrev	Private defined contribution plan for the employees of merged company Copesul not included in the Petros plan.
FFMB	Private defined benefit plan for the employees of merged company IPQ.
Odeprev	Defined contribution plan sponsored by the Company to its employees.
Petros	Defined benefit plan for certain employees of merged company Copesul.
Triunfo Vida	Defined contribution plan for the employees of merged company Triunfo.
Related parties
CNO	Provision of maintenance services and projects to improve plant efficiency.
Petrobras	Sale of naphtha, propane and fuel.
REFAP	Sale of naphtha and propane.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise stated

9 Taxes Recoverable

		Parent company		Consolidated

	2009	2008	2009	2008

Excise tax (IPI) (standard transactions)	24,698	26,871	25,643	28,331
Value-added Tax on Sales and Services (ICMS)(a)	1,059,900	1,187,751	1,069,116	1,201,035
Social Integration Program (PIS) and Social Contribution on Revenues (COFINS)	201,871	161,584	203,813	164,205
PIS – Decrees-Law 2445 and 2449/88	55,194	55,194	55,194	55,194
Income tax and social contribution	254,497	204,077	266,232	217,555
Tax on net income – ILL (b)	59,510	57,299	59,510	57,299
Others	80,713	87,319	86,147	88,909

Total	1,736,383	1,780,095	1,765,655	1,812,528
Current assets	(482,494)	(582,385)	(505,854)	(610,712)

Noncurrent assets	1,253,889	1,197,710	1,259,801	1,201,816

(a) VALUE-ADDED TAX ON SALES AND SERVICES - ICMS

The Company has accrued ICMS tax credits during the latest fiscal years, basically on account of capital expenditures; domestic outgoing products under incentive (subject to deferred taxation); and export sales. The Brazilian States of Bahia and Rio Grande do Sul account for the greater bulk of these tax credits, as most business units are located there.

The Company has given priority to a number of actions aimed at optimal use of such credits and, currently, no losses are expected from realization of those credits. These actions taken by the Management comprise, among others:

• Executing a settlement agreement with the Rio Grande do Sul State authorities, upholding full deferral of ICMS tax on naphtha imports and capping the use of ICMS tax credits at R$ 8,250 monthly to offset with monthly ICMS tax debts owed by units located in said State.

• Obtaining from the Bahia State authorities a greater reduction in the tax base of ICMS levied on imported petrochemical naphtha (down to an actual rate of 5.8%), as per article 347, paragraphs 9 and 10 of the Bahia State ICMS Regulations (Decree 11059 of May 19, 2008).

• Executing, in November 2009 and without prejudice to the above item, a settlement agreement with the Bahia State, ensuring the applicability of State Decree 11807 (dated October 27, 2009) by which the ICMS tax rate levied on domestic naphtha acquired in Bahia will be phased down from the current 11.75% to 0% until March 2011.

• Executing a settlement with the Rio Grande do Sul State for further use of ICMS tax credits at R$ 9,600/year in future capital expenditures in that state.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise stated

• Starting feedstock imports under specific customs prerogatives, thus ensuring a lower generation of ICMS credits.

• Expanding the ICMS tax base on fuel sales to industrial refiner (from 40% to 100%), as provided for in article 347 of the Bahia State ICMS Regulations.

• Replacing co-product exports with domestic transactions.

Considering the tax rule that puts a cap on short-term use of ICMS credits in capital expenditures and the Company’s Management projections over the term for realization of the other credits, at December 31, 2009, the amount of R$ 703,313, for parent and consolidated (2008 – R$ 904,302, for parent and consolidated), was recorded as noncurrent assets.

(b) ILL

Absorbed company Copesul applied to the Federal Revenue Office for refund of Tax on Net Income (ILL) paid from 1989 through 1991 by using such ILL credit in settlement of other federal taxes, as ILL was considered unconstitutional under Federal Senate Resolution 82 of November 22, 1996.

In December 2002, absorbed company Copesul posted such tax credits on its accounting statements, as the outside counsel held that likelihood of a favorable outcome is probable, given the existence of the aforesaid Federal Senate Resolution. The Higher Tax Appeals Chamber has already acknowledged Copesul’s entitlement to restitution of unduly paid ILL. The National Treasury lodged an extraordinary appeal for reversal of the above decision so that the term for restitution claims does not start running as from publication of such Senate Resolution, but rather as from the triggering event. According to the opinion of the Company’s legal advisors, the Braskem management believes that the Full Board of the Taxpayers Council will uphold the aforementioned decision.

(c) IPI tax credits

IPI - Zero rate

On December 19, 2002, the Federal Supreme Court (STF) – based on its full-bench precedents on this matter – entertained an extraordinary appeal lodged by the National Treasury and affirmed the erstwhile decision rendered by the Regional Federal Court (TRF), 4th Circuit, thus recognizing entitlement to the IPI tax credits from acquisition of raw materials taxed at a zero rate, when related to transactions involving the establishments of absorbed company OPP Química S.A. (OPP Química) located in the State of Rio Grande do Sul. This STF determination confirmed such entitlement to IPI credits on said acquisitions, covering the ten-year period prior to the filing date and accruing the SELIC benchmark rate until the date of actual use of such credits. This lawsuit was filed by OPP Química in July 2000 for full adoption of the non-cumulative tax principle to said establishments.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise stated

The STF determination was challenged by the National Treasury via special appeal known as agravo regimental. In this special appeal, the National Treasury was no longer challenging the Company’s entitlement to the IPI tax credit from acquisition of raw materials taxed at a zero rate, but rather alleging some inaccuracies in the court determination as to non-taxed inputs and raw materials, the restatement of tax credits, and the respective calculation rate. Consequently, the Company believed that Braskem’s entitlement to the IPI tax credit from acquisition of raw materials taxed at a zero rate had become final and conclusive (res judicata). Besides, according to the opinion of the Company’s legal advisors, all other aspects dealt with in the National Treasury’s agravo regimental had already been settled in the STF and TRF court decisions favorably to OPP Química, or even in the STF full-bench precedents.

In light of those aspects referring to the extent of the agravo regimental, OPP Química posted tax credits of R$ 1,030,125 in December 2002 which were offset by the Company with IPI itself and other federal tax debts. Such tax credits were used up in the first quarter of 2005.

In a judgment session held on December 11, 2007, the STF First Panel granted the agravo regimental on the argument that the extraordinary appeal should be entertained by said Panel again. Such STF determination, published on March 27, 2009, did not clearly state the subject matters to be revisited, but the opinions rendered by most justices who make up the STF First Panel could suggest that the only matters to be entertained by STF would be those raised in the agravo regimental; in this case, Braskem’s entitlement to use IPI tax credits would not be revisited by the STF.

Braskem filed a motion for clarification of such obscurity and omission in the STF finding, and believed (in reliance on the opinion of its legal advisors) that the STF First Panel would grant this appeal and make it clear that the new judgment on the extraordinary appeal could only revolve around the subject matters raised in the agravo regimental.

Even though Management believed (in reliance on the opinion of its outside legal advisors) that the res judicata would be eventually confirmed by STF in hearing the Company’s motion for clarification, the Superior Court of Justice (STJ) issued Precedent 401 in October 2009, where it ruled that the limitation period for a suit on the judgment would only start running when no further appeal is available against the ultimate court finding (that is, only after res judicata).

In view of this STJ finding, even if the STF eventually confirmed (in hearing the motion for clarification) Braskem’s entitlement to the IPI tax credits from acquisition of raw materials taxed at a zero rate, the decision could be reversed on account of a suit on the judgment filed by the Federal Government. The likelihood of a favorable outcome for Braskem in a potential suit on the judgment had thus become remote.

This being so, Management concluded (in reliance on the opinion of its legal advisors) that it would be in the Company’s best interests to file for voluntary termination of the lawsuit and then adhere to the federal tax installment program established by Provisional Measure 470 of October 13, 2009, thus substantially reducing the default charges and fines imputable to the Company. In late November 2009, the Company adhered to the installment payment program and filed for voluntary termination of the lawsuit. Further details are available in Note 19(v).

Braskem S.A. and Subsidiaries

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise stated

10 Prepaid Expenses

Prepaid expenses refer to expenditures whose benefits or the provision of services to the Company will take place over subsequent fiscal years. They are represented substantially by insurance premiums (Note 29), as shown in the next table. They will not be realized in cash, but rather by appropriation to future results.

		Parent company		Consolidated

	2009	2008	2009	2008

Insurance premiums	19,755	61,786	19,880	62,193
Others	2,330	3,401	2,415	3,647

	22,085	65,187	22,295	65,840

11 Judicial deposits and Compulsory Loan – Noncurrent Assets

		Parent company		Consolidated

	2009	2008	2009	2008

Judicial Deposits
Tax contingencies	83,108	61,834	87,030	68,371
Labor and other claims	60,403	28,662	63,578	31,561
Compulsory loan
Eletrobrás	3,816	20,045	3,984	20,211

	147,327	110,541	154,592	120,143

Braskem S.A. and Subsidiaries

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise stated

12 Investments

(a) Information on investments

		Interest in total share capital (%)	Adjusted net income (loss) for the period		Adjusted shareholders’ equity (negative equity)

(a.1) Parent company investments		2009	2009	2008	2009	2008

Subsidiaries
Braskem Distribuidora		100.00	(24,029)	24,139	89,127	113,156
Braskem Participações		100.00	(130)	130	2,331	2,461
Braskem America		100.00	(4,249)	3,152	3,821	8,070
Braskem Argentina	(iii)			(168)		255
Braskem Europe		100.00	9,848	(11,823)	114,826	36,098
Braskem Chile		100.00	(325)	(4,163)	4,989	5,314
CINAL		100.00	(1,373)	3,554	28,319	29,482
CITI	(v)			36,391		72,577
Natal Trading	(v)			(364)		3,043
IPQ Chile		99.02	(94)	(138)	1,481	1,576
Grust	(iv)			102,117
IPQ	(i)			77,106
CCI	(ii)			9		111
Politeno Empreendimentos		100.00	713	1,358	9	16,799
Petroquímica Paulínia	(i)			(22,045)
Quantiq		100.00	14,945	369,357	94,244	95,724
IQAG		0.12	256	5	881	624
Varient		100.00	1,322		14,007
ISATEC		100.00	(300)	(117)	1,917	1,067
IDEOM Tecnologia	(vi)	99.90	(2,669)		(1,969)
IPQ Argentina		96.77	1,600	(280)	8,200	6,393
Braskem Finance		100.00	26,908	5,773	32,697	5,790
Braskem Inc.		100.00	(12,170)	(52,969)	15,679	(120,777)

Jointly-controlled entities
CETREL		53.66	17,292	34,819	226,179	197,106
RPR		33.33	30,790	(37,836)	(14,193)	(52,584)

Associated companies
Borealis		20.00	9,704	12,725	103,422	115,218
CODEVERDE		35.75	(770)		102,182	101,236
Sansuy Administração, Participação, Representação e Serviços Ltda		20.00	(40)	(20)	1,986	2,026

Braskem S.A. and Subsidiaries

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise stated

		Interest in total share capital (%)	Adjusted net income (loss) for the year		Adjusted shareholders’ equity (negative equity)

(a.2) Subsidiaries investments		2009	2009	2008	2009	2008

Braskem Distribuidora
Braskem Argentina	(iii)			(168)		255
IPQ Argentina		0.06	1,600		8,200
Braskem Importação		100.00	19		186	60
Lantana		96.35	(1,774)		2,235
Braskem Participações
IDEOM Tecnologia		0,10	(2,669)		(1,969)
Braskem Inc
Lantana		3.65	(1,774)	(16,500)	2,235	4,009
Quantiq
IQAG		99.88	256	5	580	624
IPQ	(i)			77,106
IPQ Chile
IPQ Argentina		3.17	1,600	(280)	8,200	6,393
Braskem Europe
Jointly-controlled companies
Propilsur	(vii)	49.00	(5,476)		(5,288)
Polimerica	(viii)	49.00	(5,950)		(5,760)

NOTES:

(i)	Entity merged into the Company in September 2008
(ii)	Entity merged into Braskem Importação in September 2009
(iii)	Entity merged into IPQ Argentina in August 2009
(iv)	Company wound up in June 2009
(v)	Entity merged into Braskem Inc. in December 2009
(vi)	Company located at the Northeast Petrochemical Complex for the provision of applied research services for the chemical and petrochemical, and plastic and textile materials industries
(vii)	Company located at the oil and petrochemical industrial complex “Major General José Antônio Anzoátegui”, in Venezuela, engaged in the construction, operation and maintenance of a petrochemical cluster comprised of plants for the production of polyethylene, in addition to other petrochemicals, and marketing, provision of services and holding interests in other companies
(viii)	Company located at the oil and petrochemical industrial complex “Major General José Antônio Anzoátegui”, in Venezuela, engaged in the construction, operation and maintenance of a petrochemical cluster comprised of plants for the production of thermoplastic products of petrochemical first and second generation, including propylene, polypropylene and other petrochemicals, marketing, provision of services and holding interests in other companies.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise stated

(b) Changes in investments

				Capital	Dividends &				Equity	Provision
	Balance at		Acquisition	increase	interest	Equity	Amortization	Increase in	valuation	for	Balance at
	12/31/2008	Merger	of shares	(decrease)	on capital	results	of goodwill	interests	adjustment	loss	12/31/2009

Subsidiaries and
jointly-controlled entities

Local entities
Braskem Distribuidora	113,156	-	-		-	(24,029)	-	-	-	-	89,127
Braskem Participações	2,461	-	-		-	(130)	-	-	-	-	2,331
CETREL	104,289	-	-		-	10,075	(1,774)	3,403	-	-	115,993
CINAL	20,751	-	-	210	-	(1,373)	-	-	-	-	19,588
Quantiq	95,724	-	-	(12,689)	(3,736)	14,945	-	-	-	-	94,244
Politeno Empreendimentos	16,799	-	-	(17,503)	-	713	-	-	-	-	9
ISATEC	1,067	-		1,150	-	(300)	-	-	-	-	1,917
CCI	110	(108)	-		(7)	5	-	-	-	-	-
IDEOM Tecnologia	-	-	699		-	(699)	-	-	-	-	-
RPR (i)		-		4,980			(4,980)			-	-
Varient				12,689	-	1,322	(4)	-	-		14,007

	354,357	(108)	699	(11,163)	(3,743)	529	(6,758)	3,403	-	-	337,216

Foreign subsidiaries
Braskem America	8,070					(4,249)			-	-	3,821
Braskem Argentina	250					(250)				-	-
Braskem Europa	36,098			68,880		9,848			-	-	114,826
Braskem Chile	5,314					(325)			-	-	4,989
IPQ Argentina	6,393					1,807			-	-	8,200
IPQ Chile	1,575					(94)			-	-	1,481
Braskem Inc	(120,776)	102,405				(12,170)			46,220		15,679
Braskem Finance	5,789					26,908					32,697
CITI	176,860	(99,982)				(76,878)					-
Natal Trading	3,043	(2,423)				(620)					-

	122,616	-	-	68,880	-	(56,023)	-	-	46,220	-	181,693

Total subsidiaries	476,973	(108)	699	57,717	(3,743)	(55,494)	(6,758)	3,403	46,220	-	518,909

Associated companies
Borealis	23,044	-	-		(2,300)	(60)	-	-	-	-	20,684
CODEVERDE		-		501				45		(546)	-

Total associated companies	23,044	-	-	501	(2,300)	(60)	-	45	-	(546)	20,684

(i) On March 18, 2009, the Company paid up shares in this jointly-controlled entity which, at that time, recorded negative equity. For this reason, the contribution amount was treated as goodwill without justification which was accordingly derecognized.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise stated

13 Property, Plant and Equipment

	Parent company				Consolidated

									Average annual depreciation/ depletion rates (%)

			2009	2008			2009	2008

		Accumulated				Accumulated
		depreciation/				depreciation/
	Cost	depletion	Net	Net	Cost	depletion	Net	Net

Land	74,864		74,864	74,772	82,023		82,023	83,126
Buildings and improvements	1,344,022	(536,751)	807,271	834,695	1,429,621	(564,987)	864,634	895,292	3.0
Machinery, equipment and facilities	12,624,227	(4,912,017)	7,712,210	7,378,278	12,781,008	(4,994,477)	7,786,531	7,385,644	6.9
Mines and wells	22,180	(7,645)	14,535	16,273	24,317	(8,594)	15,723	16,521	9.0
Furniture and fixtures	110,523	(50,644)	59,879	37,088	117,972	(55,487)	62,485	41,601	10.0
Information technology equipment	101,643	(80,634)	21,009	26,523	113,687	(89,674)	24,013	29,760	20.0
Projects in progress	994,845		994,845	1,557,876	1,010,753		1,010,753	1,608,691
Laboratory/security equipment	99,816	(23,135)	76,681	75,104	99,817	(23,135)	76,682	75,104	10.0
Other	132,025	(42,647)	89,378	122,545	193,650	(72,333)	121,317	142,662	20.0

	15,504,145	(5,653,473)	9,850,672	10,123,154	15,852,848	(5,808,687)	10,044,161	10,278,401

Braskem S.A. and Subsidiaries

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise stated

On-going projects mainly represent projects for expanding the capacity of the industrial units and operational improvements to increase the working life of machines and equipment and projects in the areas of health, safety and environment.

During 2009, management reviewed the definition of the useful lives of its plants and, for this purpose, engaged a specialized firm that prepared a valuation report the main characteristic of which is the view of goods grouped by families, similarly to the views of maintenance and engineering areas. In this context, the report identifies the remaining useful lives for assets in use and total useful lives for new assets. The new estimates were implemented as from January 1, 2009. The monthly increase in depreciation was approximately R$ 15,000. The review is in line with ruling standards.

(a) Changes to property, plant and equipment

		Parent
		company		Consolidated

	2009	2008	2009	2008

Balance at beginning of the year	10,123,154	6,391,685	10,278,401	8,404,079
Acquisitions	780,834	1,272,859	829,806	1,712,189
Write-offs	(41,037)	(28,240)	(49,225)	(21,977)
Transfers	(72,093)	(60,807)	(61,492)	(163,742)
Merger/ acquisition of companies (i)	27,062	3,237,842	27,062	1,228,073
Depreciation / depletion	(943,066)	(546,113)	(956,209)	(736,149)
Provision for impairment	(24,182)	(144,072)	(24,182)	(144,072)

Balance at the end of the year	9,850,672	10,123,154	10,044,161	10,278,401

(b) Provision for impairment

As required by CPCs 01, at December 31, 2009, the Company assessed the recoverable value of its cash generating units by using the current value of cash flows from the production and marketing of products or the assets selling value. Discount rates of 11.14% p.a. and perpetual cash flows were used to determine the cash flows.

Cash flows from all cash generating units were higher than the total value of the related assets.

For those plants, the activities were permanently discontinued (Note 1 (a)) and were segregated the land, building and machines equipment that will be used by the Company. A provision was recorded for the net value of all other assets, considering that they may be sold for a negligible amount.

As to the PVC specialties plant, whose activities were suspended as announced in October 2009 (Note 1 (a)), the values of land and buildings that will be used to distribute finished products continue to be recorded. On the other hand, management decided to record a full provision for the net value of machinery and equipment, given the impossibility of forecasting the cash flows from a potential resumption of production or sale of these assets.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise stated

14 Intangible Assets

	Parent company				Consolidated

									Average annual amortization rates (%)

			2009	2008			2009	2008

		Accumulated				Accumulated
	Cost	amortization	Net	Net	Cost	amortization	Net	Net

Goodwill grounded on future profitability	3,217,732	(1,129,835)	2,087,897	2,070,897	3,211,501	(1,130,794)	2,080,707	2,074,485	(i)
Brands and patents	83,505	(26,894)	56,611	88,373	83,507	(26,896)	56,611	88,373	5.2
Licensing rights for internal use of operating systems	280,738	(84,211)	196,527	168,381	286,528	(87,891)	198,637	215,849	12.7

	3,581,975	(1,240,940)	2,341,035	2,327,651	3,581,536	(1,245,581)	2,335,955	2,378,707

(i) The goodwill founded on future profitability was amortized up to December 31, 2008, taking into account the maximum period of 10 years. As from 2009, this type of goodwill will no longer be systematically amortized, being subject to the annual impairment test, pursuant to the provisions of CPC 1.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise stated

Changes in intangible assets

		Parent
		company		Consolidated

	2009	2008	2009	2008

Balance at beginning of the year	2,327,651	1,477,421	2,378,707	2,614,581
Write-offs	(4,708)	(1,373)	(4,778)	(35,739)
Transfers from PP&E	69,962	30,084	13,731	207,009
Acquisitions/merger (i)	17,000	1,172,483	17,541	30,982
Amortization	(68,870)	(350,964)	(69,246)	(438,126)

Balance at the end of the year	2,341,035	2,327,651	2,335,955	2,378,707

(i) In 2009, includes goodwill based on future profitability of R$ 17,000 regarding Triunfo; in 2008, goodwill recorded by merged companies Copesul and IPQ, amounting to R$ 1,060,145.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise stated

15 Deferred Charges

	Parent company				Consolidated

	2009			2008	2009			2008	Average

									annual
									amortization
		Accumulated				Accumulated			rates
	Cost	amortization	Net	Net	Cost	amortization	Net	Net	(%)

Pre-operating expenses	113,145	(42,165)	70,980	107,447	139,781	(68,163)	71,618	108,248	20

	113,145	(42,165)	70,980	107,447	139,781	(68,163)	71,618	108,248

The balance at December 31, 2009 relates to expenses incurred during the construction period of industrial plants (pre-operating expenses), that are amortized over five years. The Company elected to maintain the balance at December 31, 2008 up to its full amortization, subject to review for impairment, as provided in article 299-A of Law 11941/09.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise stated

16 Adjustments to Present Value

In accordance with CPC 12, the Company segregates financial charges on the sale and purchase of goods in more than 180 days. In 2009 and 2008, this procedure covered a portion of naphtha purchases, in particular those carried out abroad, with average financial charges of 5.33% and 5.08%, respectively. Naphtha imported by Braskem is a commodity priced at the “ARA” (Antwerp, Rotterdam and Amsterdam) quotation on the European market, plus freights and financial charges, in the case of term purchases.

Financial charges on these purchases are recorded upon registration of invoices and reversed through the income statement over the duration of the credit term. Changes in the consolidated financial charges in 2009 and 2008 are as follows:

	2009	2008

At beginning of the year	75,999	32,816
Charges included in purchases	168,252	126,675
Charges taken to income	(141,789)	(83,492)

Charges yet to be appropriated	102,462	75,999

The balance of financial charges yet to be appropriated in next years is classified as a reducer of the suppliers account.

All other purchase and sale transactions carried out by the Company are within the terms of its operating flow. For such transactions, the Company understands that accounts receivable and payable are measured at their respective present values.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise stated

17 Loans and Financing

				Consolidated

		Annual financial charges	2009	2008

Foreign currency
Eurobonds		Note 17(a)	2,250,037	3,023,099
Advances on exchange contracts		US$ exchange variation + average interest of 6.61%	1,098	149,852
Export prepayment		Note 17(b)	2,669,597	4,000,282
Medium - Term Notes		US$ exchange variation + average interest of 11.75%	457,748	618,684
Raw material financing		US$ exchange variation + average interest of 4.08%	16,077	21,532
BNDES	2009	Average interest of 7.52% + post-fixed restatement
		(UMBNDES) (i)	14,565
	2008	Average interest of 7.90% + post-fixed restatement
		(UMBNDES) (i)		33,624
	2009	US$ exchange variation + average interest of 6.26%	181,293
	2008	US$ exchange variation + average interest of 6.55%		202,666
Working capital	2009	US$ exchange variation + average interest of 7.64%	674,373
	2008	US$ exchange variation + average interest of 7.66%		905,216
Project financing (NEXI)		YEN exchange variation + interest of 0.95% above TIBOR
		(Note 17 (c))	101,895	195,713
Transaction costs, net		Note 17 (i)	(28,041)	(45,806)

Local currency
Working capital	2009	Post-fixed restatement (92% to 119.09% of CDI)	687,638
	2009	Fixed interest of 9.93% + TR	79,473
	2008	Post-fixed restatement (92% to 117.50% of CDI)		363,630
FINAME	2009	Average interest of 4.68% + TJLP	260
	2008	Average interest of 4.57% + TJLP		2,000
BNDES	2009	Average fixed interest of 2.83% +TJLP	1,374,259
	2008	Average fixed interest of 2.90% +TJLP		1,376,704
BNB	2009	Fixed interest of 9.47%	389,582
	2008	Fixed interest of 8.54%		255,391
FINEP		Post-fixed restatement (TJLP)	84,246	57,229
Transaction costs		Note 17 (i)	(10,744)

Total			8,943,356	11,159,816
Current liabilities			(1,504,063)	(2,119,995)

Noncurrent liabilities			7,439,293	9,039,821

(i) UMBNDES = BNDES monetary unit.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise stated.

(a) Eurobonds

In June 2008, subsidiary Braskem Finance obtained borrowings of US$ 500 million in Eurobonds, with a 7.25% p.a. coupon (effective rate of 7.39% p.a.), maturing in 2018, priced at 99.127% of face value, with a return to the investor of 7.375% p.a. This amount was used to amortize a part of the bridge loan taken out for the acquisition in 2007 of the petrochemical assets of the Ipiranga Group.

Composition of transactions:

				Parent company/Consolidated

	Issue amount		Interest
Issue date	US$ thousand	Maturity	(% p.a.)	2009	2008

Jul/1997	250,000	Jun/2015	9.38	263,198	353,265
Jun/2005	150,000	No maturity date	9.75	262,231	351,960
Apr/2006	200,000	No maturity date	9.00	354,409	475,680
Sep/2006	275,000	Jan/2017	8.00	495,216	667,811
Jun/2008	500,000	Jun/2018	7.25	874,983	1,174,383

				2,250,037	3,023,099

(b) Export prepayments

On October 2008, the subsidiary Braskem Inc. concluded a 5-year export prepayment transaction in the amount of US$ 725 million, with interest of Libor + 1.75% p.a. (effective rate of 2.12% p.a.), and a 3-year grace period. This transaction was an extension of the bridge loan taken out for the acquisition of the petrochemical assets of the Ipiranga Group and delisting the merged company Copesul. Subsequently, swap transaction was carried out that locked the Libor quotation for the period of the transaction at 3.85% p.a. Consequently, the cost of the export pre-payment transaction will be change from Libor + 1.75% p.a. to 5.6% p.a. (Note 25 f.3 (i.b))

Composition of transactions:

	Initial transaction					Consolidated
	amount	Settlement
Date	US$ thousand	term	Charges (% p.a)		2009	2008

June 2005	10,000	Jun/09	US$ exchange var + 3-month Libor+ interest of 1.88			11,713
July 2005	10,000	Jun/10	US$ exchange var + 6-month Libor+ interest of 2.05		3,486	14,032
May 2006	10,000	May/09	US$ exchange var + 6-month Libor+ interest of 0.70			23,464
May 2006	20,000	Jan/10	US$ exchange var + annual Libor + 0.30	(i)		48,912
July 2006	95,000	Jun/13	US$ exchange var + 6-month Libor+ 1.00		74,148	114,202
July 2006	75,000	Jul/14	US$ exchange var + 6-month Libor+ 0.78		119,718	178,265
March 2007	35,000	Mar/14	US$ exchange var + 6-month Libor+ 1.60		61,298	82,691
April 2007	150,000	Apr/14	US$ exchange var + 6-month Libor+ 0.77		262,749	354,588
October 2007	315,525	Jan/10	US$ exchange var + 4-month Libor+1.00		545,210	738,033
November 2007	150,000	Nov/13	US$ exchange var + 6-month Libor+1.40		261,822	351,817
February 2008	150,000	Feb/09	US$ exchange var + average interest of 1.59			362,445
October 2008	725,000	Oct/13	US$ exchange var + 5.6		1,269,210	1,720,120
May 2009	20,000	Jan/11	US$ exchange var + 6-month Libor+4.06		36,315
August 2009	20,000	Jul/11	US$ exchange var + 6-month Libor+5.00		35,641

Total					2,669,597	4,000,282

(i) Transaction settled in September 2009.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise stated.

(c) Project financing

In March and September 2005, the Company obtained loans in Japanese currency from Nippon Export and Investment Insurance ("NEXI"), in the amount of YEN 5,256,500 thousand - R$ 136,496, and YEN 6,628,200 thousand - R$ 141,529, respectively. The principal is being paid in 11 installments commencing in March 2007, with final maturity in June 2012.

As described in Note 25 f.3 (i.a), the Company entered into swap contracts for the total amount of this debt, in such a manner that the annual financial liability of the tranche drawn down in March of 2005 is 101.85% of the CDI, while the tranches drawn down in September 2005 is 104.29% and 103.98% of the CDI. The swap contracts were entered into with leading foreign banks and their maturities, currencies, rates and amounts are perfectly matched to the financing contracts. The effect of this swap contract is recorded in financial results (Note 26).

(d) Working capital financing – local currency

In March 2009, the Company completed a transaction to raise R$ 603,943 from Caixa Econômica Federal. The financing term is 4 years, with a 1-year grace period for repayment of principal. The total cost of the debt is 117.5% of CDI (effective rate of 123.67% of CDI), with interest paid on a quarterly basis up to the end of the grace period, and on a monthly basis thereafter. The financing may be prepaid at any time, with no additional cost for Braskem.

(e) Repayment schedule

Long-term loans mature as follows:

		Consolidated

	2009	2008

2010		639,184
2011	1,132,504	868,219
2012	1,260,262	1,258,640
2013	1,209,739	1,401,705
2014 and thereafter	3,836,788	4,872,073

	7,439,293	9,039,821

Braskem S.A. and Subsidiaries

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise stated.

(f) Guarantees

The Company has provided securities as stated below:

Parent company

		Guaranteed	Financing
	Maturity	total	amount	Guarantees

BNB	Jun/16	215,034	215,034	Mortgage of plants, pledge of machinery and
				equipment and bank surety
BNDES	Jul/17	1,557,258	1,557,258	Mortgage of plants, land and property, and pledge of
				machinery and equipment
NEXI	Jun/12	101,895	101,895	Insurance policy

Working capital financing	Mar/13	181,182	603,943	Pledge of receivables

FINEP	Oct/15	84,246	84,246	Bank surety

Prepayments	Jun/18	61,298	61,298	Real estate and land guarantee
Other institutions	Jun/12	16,077	16,077	Promissory notes

Total		2,216,990	2,639,751

(g) Capitalized interest

The Company adopts the accounting practice of capitalizing interest on financing during the period of asset construction. The Company policy is to apply the average weighted financial surcharge rate on the debt, including exchange and monetary variation to the balance of projects in progress.

The average rate used in the period was -11.86% p.a. (2008 – 35.72% p.a.), including exchange and monetary variation. Amounts capitalized in the years are shown below:

	Expenses (income)

	Parent company		Consolidated

	2009	2008	2009	2008

Gross financial charges	(1,426,093)	2,938,491	(1,562,436)	3,013,031
(-)capitalized interest	94,461	(312,180)	94,461	(307,971)

Net financial charges	(1,331,632)	2,626,311	(1,467,975)	2,705,060

(h) Loan covenants

Certain loan agreements entered into by the Company establish limits for certain ratios involving the ability to incur debts and pay interest.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise stated.

The first ratio imposes limits on the Company’s and its subsidiaries indebtedness on account of its ability to generate EBITDA. This is calculated by dividing the Company’s consolidated net debt by its consolidated EBITDA for the last twelve months. This ratio is calculated in reais or dollars, depending on contract terms. If calculated in dollars, the closing PTAX is used for assessing the net debt and the average dollar for the last four quarters for calculating the EBITDA.

The second ratio to be found in the Company’s and its subsidiaries’ contracts is the division of the consolidated EBITDA by net interest, which represents the difference between interests paid and received. This ratio is verified on a quarterly basis and is only calculated in US dollars.

Below is a summary of the outstanding transactions and their limiting factors:

Transaction
R atio/Limit
Currency

Debentures 13th and 14th
Net debt/EBITDA < 4.5 R$

Nexi financing
Net debt/EBITDA < 4.5
US$

EBITDA /Net interest > 1.5

Medium-Term Notes
Net debt/EBITDA < 4.5
R$

Export prepayments
Net debt/EBITDA < 4.5
US$

EBITDA/Net interest > 2.0

EBITDA for these transactions is calculated as follows:

Consolidated

Debentures 13th and 14th and Medium-Term Notes -	EBITDA = GP (-) GAS (+) DAC (+/-) OIE
Nexi and Export prepayments	EBITDA = GP (-) GAS (+) DAC (+/-) OIE (+) DIOC

GP=Gross profit	OIE=Other operating income and expenses
GAS=General, administrative and selling expenses	DIOC=Dividends and interest on own capital received from non consolidated companies
DAC=Depreciation allocated to cost of sales

The penalty for non-compliance with these covenants is the possibility of accelerated debt maturity, except for Debenture and Medium-term Notes transactions. In this case, the debt maturity can only be accelerated should a new debt be issued and the cap indicator, after the issue, is above 4.5.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise stated.

All commitments assumed are fulfilled as of December 31, 2009.

(i) Transaction costs (consolidated)

Costs incurred to structure certain financing transactions were considered as part of the transaction costs, pursuant to CPC 08. Changes in such costs are as follows:

	2009				2008

	Export		Working		Export
	prepayments	Eurobonds	capital	Total	prepayments	Eurobonds	Total

At beginning of the year	30,043	15,763		45.806
Incurred costs			15,959	15,959	31,301	16,593	47,894
Amortization	(6,474)	(1,413)	(5,215)	(13,102)	(1,258)	(830)	(2,088)
Exchange variation	(6,035)	(3,843)		(9,878)

Balance to appropriate	17,534	10,507	10,744	38,785	30,043	15,763	45,806

The amounts to be recognized in the statement of operations are as follows:

	2009				2008

	Export		Working		Export
	prepayments	Eurobonds	capital	Total	prepayments	Eurobonds	Total

2009					7,452	1,659	9,111
2010	5,780	1,236	6,630	13,646	7,448	1,659	9,107
2011	5,587	1,236	2,893	9,716	7,198	1,659	8,857
2012	4,239	1,236	1,185	6,660	5,462	1,659	7,121
2013	1,928	1,236	36	3,200	2,483	1,659	4,142
2014 and thereafter		5,563		5,563		7,468	7,468

	17,534	10,507	10,744	38,785	30,043	15,763	45,806

18 Debentures

					Parent company / Consolidated

Issue	Unit value	Maturity	Remuneration	Remuneration payment	2009	2008

13th (i)	R$ 10	Jun/2010	104.1% of CDI	Biannually as from Dec/2005	302,261	303,481
14th (i)	R$ 10	Sep/2011	103.5% of CDI	Biannually as from Mar/2007	514,468	522,795

					816,729	826,276

(i) Public issues of non-convertible debentures

Braskem S.A. and Subsidiaries

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise stated.

Changes in debentures in 2009 and 2008 were as follows:

	Parent company / Consolidated

	2009	2008

Balance at beginning of the year	826,276	820,474
Accrued interest and financial charges	80,581	99,468
Repayments and conversions	(90,128)	(93,666)

Balance at the end of the year	816,729	826,276
Current liabilities	(316,729)	(26,276)

Noncurrent liabilities	500,000	800,000

19 Taxes and Contributions Payable

		Parent company		Consolidated

		2009	2008	2009	2008

Current liabilities
IPI (regular transactions)		30,649	22,100	31,180	22,138
PIS and COFINS (regular transactions)		14,469	13,123	14,866	13,756
Income tax and social contribution		14,712	9,988	16,878	11,950
V.A.T (ICMS)		38,040	23,599	42,687	24,166
Installment – Law 11941/09	(vi)	57,309		57,309
Installment Program – MP 470/09	(v)	958,052		958,052
Installment Program (PAES) – Law 10864/3	(iv)	7,222	8,034	7,267	8,100
Other		24,425	24,370	27,157	25,496

		1.144.878	101.214	1.155.396	105.606

Noncurrent liabilities
IPI – credit on exports	(i)		731,098		731,098
IPI – zero percent rate	(ii)		330,307		330,307
IPI – consumption materials; PP&E		46,706	44,893	46,706	44,893
PIS and COFINS - Law 9718/98	(iii)	55,789	50,585	59,464	60,846
Education contribution, SAT and INSS		40,086	40,086	41,254	41,226
Installment Program – Law 11941/09	(vi)	795,177		795,177
PAES- Law 10684/03	(iv)	33,621	28,665	34,386	28,665
Other		76,200	60,144	80,112	58,311
Judicial deposits		(61,195)	(64,110)	(64,184)	(64,110)

		986,384	1,221,668	992,915	1,231,236

Braskem S.A. and Subsidiaries

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise stated.

(i) IPI tax credit on exports (Crédito-prêmio)

The Company – by itself and through absorbed companies – was challenging the term of effectiveness of the IPI tax credit (crédito-prêmio) introduced by Decree-law 491 of 1969 as an incentive to manufactured product exports. Lower courts had granted most lawsuits to that end.

In hearing the appeal lodged by another taxpayer seeking court recognition of its entitlement to use such tax benefit until present, the Superior Court of Justice (STJ) upheld its rejection to such prospective use and affirmed that the aforementioned tax benefit expired in 1990. As constitutional issues were at dispute, the STF was summoned, in early September 2009, to make a final determination over this matter. Despite the arguments raised by taxpayers, STF sided with the STJ ruling and found that entitlement to the IPI tax credit on exports ceased in October 1990.

In view of this STF determination, in late November 2009 the Company filed for voluntary termination of this lawsuit and adhered to the federal tax installment program under Provisional Measure 470 of 2009 (Note 19(v)).

(ii) IPI – Zero rate

Absorbed companies OPP Química, Trikem and Polialden had filed lawsuits claiming IPI tax credits from the acquisition of raw materials and inputs that were exempt, non-taxed or taxed at a zero rate. Lower courts had granted most lawsuits to that end.

In a decision rendered in February 2007 on a case unrelated to the Company, the STF found against the right to offset zero-rate IPI credits by a tight majority (6 to 5). In June 2007, the STF Full Bench ruled, by majority opinion, that prospective-only effects could not be given to an STF decision that later reversed an erstwhile taxpayer-friendly determination made by the STF Full Bench itself. This ruling had a negative bearing on judgment of the cases involving absorbed companies OPP Química and Trikem in Bahia, leading to payments in the amount of R$ 127,317 (August 2007). By the same token, a portion of the amount underlying the lawsuit involving absorbed company Polialden (R$ 99,641) was settled in October 2007.

The Company still enjoyed a favorable court decision on the lawsuit lodged by its absorbed company Trikem in Alagoas, but the Management – aware of the unfavorable outcome in the similar dispute as described above – filed for voluntary termination of the lawsuit and adhered to the federal tax installment program under Provisional Measure 470 of 2009 (Note 19(v)).

(iii) PIS/COFINS - Law 9718 of 1998

The sums posted by the Company as noncurrent liabilities primarily refer to the lawsuits filed by the Company and by the absorbed companies to challenge the constitutionality of the COFINS tax rate escalation from 2% to 3% as per Law 9718 of 1998. Despite the STF Full Bench finding in November 2005 favorably to the lawfulness of said escalation, the STF itself revisited this matter in terms of the general implications from such unconstitutionality and reiterated its stand favorably to lawfulness of the tax rate escalation. In view of this, the Company is likely to qualify these sums for the federal tax installment program under Law 11941 of 2009.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise stated.

(iv) Special Installment Program - PAES - Law 10684 of 2003

Merged companies IPQ and Trikem, as well as subsidiary CINAL, adhered to the PAES program instituted by Federal Law 10684 of 2003.

IPQ adhered to this installment payment scheme, after cancellation of supporting certificates (DCC’s) originated from acquisition and offsetting of third-party credits. For its part, Trikem opted for such scheme after filing for voluntary termination of the lawsuit challenging the COFINS tax rate escalation from 2% to 3% (instituted by Law 9718 of 1998).

Even though the Company had met all legal requirements and payments were being made as and when due, the National Treasury Attorney’s Office (PFN) disqualified Trikem for PAES on two different occasions, and the Company obtained a court relief reinstating it to PAES in these two events.

The Company opted to exercise the right granted under Law 11941 of 2009 for installment payment of the outstanding debt under PAES, thus terminating all litigations related to its disqualification from the former tax relief scheme.

(v) Installment Payment Program under Provisional Measure 470 of 2009

In reliance on the opinion of its outside legal advisors and in view of the benefits offered under Provisional Measure 470 of October 13, 2009, notably: i) the substantial reduction in fines, interest and statutory charges; and ii) the possibility of using the outstanding balance of tax losses and CSL negative tax base for settlement of debts, Management filed for voluntary termination of the lawsuits and administrative appeals by which the Company sought acknowledgment of the tax credits deriving from acquisition of inputs taxed at a zero rate as well as the IPI tax credits, and also confirmed its adherence to the tax relief scheme introduced by said Provisional Measure.

The consolidated debt enjoyed a reduction in default and official fines (100%), one-off fines (90%), default interest (90%), and statutory charges (100%), and will be settled in twelve monthly installments.

The amounts covered by this installment payment program are described below:

Tax credit ref. IPI tax at zero rate	1,883,317
IPI tax credit (credito-prêmio)	480,051
2,363,368

Use of negative tax base	(285,571)
Use of tax losses	(939,517)
Installment payment amount	1,138,280

(-) Installments paid	(189,713)
(+) Updating at the Selic benchmark rate	9,485
Balance in December 2009 – Current liabilities	958,052

Braskem S.A. and Subsidiaries

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise stated.

As shown in Note 19 (i) and (ii), the Company’s noncurrent Liabilities comprised some amounts payable on account of use of tax credits deriving from open litigation concerning the IPI tax at zero rate and IPI tax credits. Upon adhering to the installment payment program under Provisional Measure 470 0f 2009, the Company posted additional liabilities at R$ 1,152,167, followed by a counter-entry in Other Operating Results. This same result item reflected a credit deriving from tax losses and CSL negative base at R$ 1,225,087, which was used in partial settlement of the outstanding debt.

As established by the provisional measure, the Company will no longer be entitled to any arrears interest relief in the following events: (i) if it fails to pay 3 installments, whether consecutive or not, or (ii) if it fails to pay up to 2 installments, even when all other ones have been paid. In the second case, to avoid the loss, the Company must settle them before paying the last installment.

(vi) Installment Payment Program under Law 11941 of 2009

Law 11941 of May 27, 2009 laid down the conditions for adherence to the federal tax installment program. These conditions comprise, among others: (i) a payment term of up to 180 months; (ii) variable discounts in fines, interest and charges, depending on the payment term; (iii) the possibility of using the balance of tax losses and CSL negative base to settle fines and interest. Braskem adhered to this installment payment program in the manner prescribed by said law, and has been paying the respective installments (at the minimum values) since November 30, 2009. The Federal Revenue Office is set to release the debt consolidation software by February 28, 2010.

In reliance on an analysis of the chances of success in the lawsuits and administrative cases to which it is a party, Braskem has already defined to qualify some of them for this installment program, covering the following issues: i) Social Contribution on Income; ii) IPI on acquisition of fixed assets and inventory; and iii) COFINS deriving from the judicial dispute over the rate escalation from 2% to 3% under Law 9718 of 1998 (Note 19 (iii)). Other debts may be added to the program until February 28, 2010. The Company’s Management has opted for payment in 180 monthly installments.

As of December 31, 2009, the amount under this item refers to the CSL tax during the base periods from 1989 through 2007, as follows:

CSL	1,137,895
(-) Refis discount	(285,920)

Installment amount	851,975

(-) Token payments	(19)
(+) Updating at the Selic benchmark rate	530

Balance as of December 2009	852,486

Current liabilities	(57,309)
Noncurrent liabilities	795,177

Braskem S.A. and Subsidiaries

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise stated.

The total CSL debt of R$ 1,137,895 was posted in the statement of operations as follows: (i) R$ 304,901, corresponding to the tax amount, under “social contribution – installment payment Law 11941/09; (ii) R$ 832,994, corresponding to arrears interest, in “Tax Debts” under financial expenses (Note 26). Discount of R$ 285,920 was posted as “Tax Debts”.

Pursuant to the Law, the Company will no longer be entitled to arrears interest relief in the event of defaulting the payment of 3 installments, whether consecutive or not.

20 Income Tax and Social Contribution

(a) Income tax and social contribution reconciliation

		Parent company		Consolidated
	2009	2008	2009	2008
Net income (loss) before income and social contribution taxes and minority interests	1,839,401	(2,737,753)	1,847,264	(2,712,869)

Income and social contribution taxes (expense) benefit at statutory rate of 34%	(625,396)	930,836	(628,070)	922,376

Income tax on equity results	(17,985)	49,486	(18,241)	80
Tax effects of non submission to social contribution on net income (CSL)		(246,398)		(246,398)
Other permanent differences	43.257	(4,552)	43.388	37,306
Effects of failure to record IR on tax losses		(498,542)		(484,719)
CSL recorded on temporary adjustments of prior years	87,282		87,282
Effects of installment program (Note 19 (v) and (vi))	(97.421)		(97.421)
Realization (recording) of deferred income tax				49,520
Adjustments in merged companies	(7.710)		(7.710)
Prior year adjustments	(799)		(5.863)

Income and social contribution (expense) benefit	(618,772)	230,830	(626,635)	278,165

Social contribution – installment program Law 11941/09	(303,401)		(303,401)

Effect of income tax and social contribution on income	(922,173)	230,830	(930,036)	278,165

Current	(799)		(11,348)	(23,672)
Social contribution – installment program Law 11941/09	(303,401)		(303,401)
Deferred	(617,973)	230,830	(615,287)	301,837
Total income and social contribution taxes in income	(922,173)	230,830	(930,036)	278,165

As the Company recorded tax losses in 2009, no income tax exemption/abatement benefit occurred during the year. The tax losses were essentially driven by the adoption of the cash basis for the taxation of exchange variation gains and amortization of goodwill grounded on future profitability.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise stated.

(b) Deferred income and social contribution taxes

(b.1) Composition of deferred income tax (“IR”) and social contribution (“CSL”)

Composition of deferred income tax (IR)	Parent company		Consolidated

	2009	2008	2009	2008

Assets
Tax losses	453,764	404,880	455,850	409,129
Amortized goodwill	122,151	167,156	122,151	167,156
Temporary provisions	79,480	79,589	83,724	82,922
Effects of Laws 11638/07 and 11941/09	13,002	22,835	13,002	22,835
Other temporary differences	19,827	21,520	19,827	21,925

	688,224	695,980	700,554	703,967

Current assets	55,972	55,972	59,164	59,555
Noncurrent assets	632,252	640,008	641,390	644,412

Total	688,224	695,980	700,554	703,967

Liabilities
Effects of Laws 11638/07 and 11941/09	131,996	2,666	131,996	2,666
Exchange variations	487,198		487,198
Other temporary differences	6,720	7,309	6,735	18,480

	625,914	9,975	625,929	21,146

Noncurrent liabilities	625,914	9,975	625,929	21,146

Total	625,914	9,975	625,929	21,146

Composition of deferred social contribution (CSL)	Parent company		Consolidated

	2009	2009	2008

Assets
Tax losses	163,535	163,634
Amortized goodwill	44,818	44,818
Temporary provisions	28,612	29,279
Effects of Laws 11638/07 and 11.941/09	314	314
Other temporary differences	1,738	1,738	10,051

	239,017	239,783	10,051

Noncurrent assets	239,017	239,783	10,051

Total	239,017	239,783	10,051

Liabilities
Effects of Laws 11638/07 and 11941/09	47,519	47,519
Exchange variations	175,391	175,391
Other temporary differences			2,403

	222,910	222,910	2,403

Current liabilities			247
Noncurrent liabilities	222,910	222,910	2,156

Total	222,910	222,910	2,403

Braskem S.A. and Subsidiaries

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise stated.

(b.2) Changes in deferred income and social contribution taxes

Changes in deferred Income tax and CSL	Parent company		Consolidated

	2009	2008	2009	2008

Deferred Income tax assets
Opening balance	695,980	426,040	703,967	476,631
Merged balance of subsidiaries	(1,176)	39,998	(1,176)	(15,370)
Amortization reorganization expenses and structured transactions	(10,705)		(10,705)
Deferred IR on tax losses	(2,481)	258,032	1,862	256,159
Deferred IR on amortized goodwill of merged companies
	5,734	54,755	5,734	54,755
Deferred IR realized on amortized goodwill of merged companies
		(38,455)		(38,455)
Deferred IR on temporary provisions		(44,390)		(29,753)
Derivatives	872		872

Closing balance	688,224	695,980	700,554	703,967

Deferred CSL assets
Opening balance			10,051
Merged balance of subsidiaries				10,051
Deferred CSL on tax losses	238,703		229,418
Derivatives	314		314

Closing balance	239,017		239,783	10,051

	Parent company		Consolidated

	2009	2008	2009	2008

Deferred Income tax liabilities
Opening balance	9,975	7,503	21,146	62,817
Effects of Laws 11638/07 and 11941/09	131,996		131,996	2,509
Merged balance of subsidiary				5,587
Exchange variation – cash basis	487,198		497,198
Realization (recording) of deferred IR	(3,255)	2,472	(14,411)	(49,767)

Closing balance	625,914	9,975	625,929	21,146

Deferred CSL liabilities
Opening balance			2,403
Adjustment – Laws 11638/07 and 11941/09	47,519		47,519
Exchange variation – cash basis	175,391		175,391
Realization (recording) of deferred CSL			(2,403)	2,403

Closing balance	222,910		222,910	2,403

(c) Changes in tax losses

	IR	CSL

Balance of IR and CSL tax losses at 1/1/2009	3,529,755	2,942,467
Income tax and social contribution losses at 5/5/2009 (i)	228,312	230,541
Amortization under MP 470/09 (Note 19 (v))	(3,758,067)	(3,173,008)
Income and social contribution taxes losses recorded from 5/06/2009 and 12/31/2009	1,815,058	1,817,053

Balance of tax losses (IR and CSL) at 12/31//2009	1,815,058	1,817,053

(i) Tax period ended upon the merger of Triunfo

(d) Estimated realization period of deferred income tax and social contribution assets

Deferred income tax and social contribution assets are limited to those amounts whose offsetting is supported by projections of taxable income for up to 10 years, discounted to present value, performed by the Company. Additionally, the compensation of income tax and social contribution losses are limited up to 30% of taxable income in addition to the benefits of tax exemption and reduction.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise stated.

Considering assumptions for prices, exchange rates, interest rates, market growth and other relevant variables behind its business plan, management prepared the plan as of December 31, 2009, based on the expectation of future taxable income. The studies conducted show that income tax and social contribution credits on tax losses that are expected to be realized between 2010 and 2014.

Deferred income tax and social contribution credits on tax losses are expected to be realized as follows:

	Parent company	Consolidated

2010	25.635	25.736
2011
2012	96.494	96.494
2013	257.180	257.180
2014	237.990	237.990

	617.299	617.400

Deferred IR and CSL credits on goodwill are expected to be realized as follows:

Parent company
- Consolidated

2010	61,876
2011	50,627
2012	30,956
2013	17,871
2014	1,401
2015 to 2017	3,512
2018 to 2019	726

166,969

The accounting records of deferred income tax and social contribution assets do not consider the portion of amortized goodwill on investments in merged companies, that are expected to be realized in a period in excess of 10 years, in the amount of R$ 3,188 (2008 - R$ 3,552).

With respect to temporarily non-deductible expenses, deferred income tax and social contribution were recorded on those tax expenses that are currently being challenged at court and other operating expenses, such as the provision for doubtful accounts.

Given that the income tax and social contribution taxable basis arises not only from earnings that may actually generated, but also from the existence of non-taxable revenues, non-deductible expenses, tax incentives and other variables, there is no immediate correlation between the Company net income and income tax and social contribution results. Accordingly, the expected utilization of tax credits should not be taken as an indication of the Company future results.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise stated.

(e) Social Contribution on Net Income (“CSL”)

In view of the discussions over the constitutionality of Law 7689 of 1988, the Company and its merged companies OPP Química, Trikem and Polialden filed civil lawsuits against payment of CSL. The resulting court decision favorable to these companies became final and conclusive. However, the Federal Government filed an appeal on the judgment (ação rescisória) challenging the decisions on the lawsuits filed by the Company, Trikem and Polialden, on the argument that – after the final decision favorable to those companies – the Full Bench of STF declared the constitutionality of this tax except for 1988. The suit on the judgment is pending STJ and STF review of a number of appeals concerning the specific matter.

Although management, based on the opinion of its legal advisors, believes that a potential unfavorable outcome could only be effective as from the fiscal year when it is rendered and, accordingly, assessments drawn by the National Treasury against Braskem should be considered void, recent decisions by Higher Courts and the Administrative Board of Tax appeals have emphasized the merit over formal aspects. In this regard, certain acts that were originally flawed ended up by being sustained, for the sake of the economics of the judicial process.

In the light of such uncertainties and the reductions in interest and fines made available by Law 11941/09, the Company management, in reliance on the analysis of its legal advisors, elected to withdraw its charges regarding the legality of the collections and to include the amounts in question in the federal tax installment program established by the above mentioned law.

In should be noted that the Company, always based on the opinion of its legal counsel, decided to exclude from the installment program those amounts that are required as isolated fines. In effect, in recent times, the Taxpayers Council has consistently rendered decisions (including on lawsuits where the Company is a party) stating that simultaneously imposing an isolated and a regular fine on the same taxable event is illegal. Fines being discussed amount to R$ 113,942 at December 31, 2009.

Furthermore, considering that the federal government did not file a suit on the judgment in the case of OPP Química, management understands that, from a juridical viewpoint, the first final decision favorable to the company still holds. Accordingly, assessment notices drawn by the Federal Revenue against OPP Química will also not be included in the installment program. The amount involved, retrospectively revised by inflation and the benchmark rate is R$ 217,850.

Finally, the Company is still entertaining the possibility of challenging in court the validity of regular fines imposed by tax authorities. Management, based on the opinion of its legal advisors, understands that until such time as its request to withdraw charges at the administrative and judicial levels is formally acknowledged, there are not overdue payments to be made to the federal government. These amounts equal R$ 175,257.

(f) Tax incentives

(f.1) Income tax

Until calendar year 2011, the Company has the right to reduce by 75% the income tax on the profit arising from sales of basic petrochemicals and utilities produced at the Camaçari plant. The three polyethylene plants at Camaçari are entitled to this same reduction until base years 2011, 2012 and 2016. The PVC plant in Camaçari will also enjoy this benefit until base year 2013.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise stated.

Caustic soda, chlorine, dichloroethane and caprolactam production activities are entitled to a 75% reduction in the income tax rate until base year 2012.

(f.2) Value-added Tax on Sales and Services (V.A.T) - ICMS

The Company has V.A.T (“ICMS”) tax incentives granted by the State of Alagoas under the Integrated Development Program for the State of Alagoas (PRODESIN). This incentive is designed to foster the installation and expansion of industrial facilities in the State, and was credited to “Other operating income”.

21 Long-term Incentive Plan

In September 2005 the Shareholders’ Meeting approved a benefits plan called “Long-term Incentives”, not based on Company’s shares, by means of which employees designated annually by Management may acquire securities issued the Company and entitled “Investment Units”. The purpose among others is to strengthen the convergence of interests in creating long-term value among Braskem’s employees and shareholders, foster the sense of ownership and encourage view and the commitment of the employees to long-term results.

The investment unit does not confer on the holder the condition of shareholder of Braskem, or any right or privilege attached to it, in particular the right to vote and other political rights.

Each year, the Board of Directors approves eligible participants, the number of investment units to be issued, the percentage of Company contribution in case of the acquisition by employees, as well the number of units offered per participant. The participant’s acceptance implies payment in cash of the amount assigned to him/her and the execution of a unit purchase agreement. Braskem then issues the related “Investment Unit Certificate”.

Investment unit is issued in the first half of each year and retrospectively revised on an annual basis in accordance with the average quotation of the Company class A preferred shares at the closing of BOVESPA sessions in October and March. In addition to the variation in its face value, Investment units yields are equal to dividends and/on interest on capital distributed by Braskem.

There are 3 types of Investment units:

• Units acquired by participants, called “Alfa”;
• Units received by participants as a bonus, called “Beta”; and
• Units received by participants as yield, called “Gama”.

Investment units (and related certificates) are issued on a strictly personal basis and can only be disposed of upon redemption by Braskem, under the following circumstances:

• As of the 5th year from the first acquisition date, participants may redeem up to 20% of their accumulated balance of investment units; and
• As of the 6th year, redemption is limited to 10% of the accumulated balance.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise stated.

The composition and value of units at December 31, 2009 are as follows:

	Number	Value

Investment Units
Issued (Alfa units)	672,753	4,286
Granted as bonus (Beta units)	665,268	3,423

Total	1,338,021	7,709

22 Other Accounts Payable

		Parent company		Consolidated

		2009	2008	2009	2008

Credit notes		1,249	36,978	1,249	37,113
Commissions/ allowances from customers		17,621	41,063	17,621	42,421
Insurance premiums		15,575	12,731	15,584	12,731
Provision for restoration of environmental damages	(i)	57,797	51,168	57,797	51,168
Market value of derivative instruments		27,108		27,108
Sundry judicial provisions	(ii)	83,998	65,468	85,203	68,018
Advances from customers		37,990	34,346	37,990	37,520
Leasing agreements		18,741		18,741
Other accounts payable		51,183	61,524	80,153	87,600

Total		311,262	303,278	341,446	336,571
Noncurrent liabilities		(194,447)	(183,019)	(205,996)	(195,440)

Current liabilities		116,815	120,259	135,450	141,131

(i) The Company has a provision for future expenditures for the recovery of environmental damages at some of its plants.

(ii) Based on the opinion of its outside legal advisors, the Company provides the litigation amounts that are considered as a probable loss. The provision amount for civil and labor suits is computed including the amount claimed by the authors and the historic percentage of the Company to settle such suits (Note 24).

The composition of the provisions is shown below:

	Parent company		Consolidated

	2009	2008	2009	2008

Labor claims	23,943	16,705	25,148	17,492
Tax claims	50,242	47,086	50,242	47,086
Civil claims	1,695	1,333	1,695	1,333
Other contingencies	8,118	344	8,118	2,107

	83,998	65,468	85,203	68,018

Braskem S.A. and Subsidiaries

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise stated.

23 Shareholders’ Equity

(a) Capital

At December 31, 2009, subscribed and paid-in capital is R$ 5,473,181, comprising 520,928,154 shares with no par value of which 190,462,446 are common, 329,871,890 are class “A” preferred, and 593,818 are class “B” preferred shares.

At the Extraordinary Shareholders’ Meeting held on May 30, 2008, a capital increase was approved on account of the merger of Grust shares (Note 1(b.3)), by issuing 46,903,320 common and 43,144,662 class “A” preferred shares, with the capital going from R$ 4,640,947 to R$ 5,361,656.

On September 30, 2008, as a result of the merger of IPQ (Note 1 (b.5)), the Company’s capital was increased by R$ 14,146, from R$ 5,361,656 to R$ 5,375,802, through the issue of 1,506,061 class “A” preferred shares.

In May 2009, by virtue of the merger of Triunfo (Note 1 (b.6)), the Company’s capital was increased by R$ 97,379, from R$ 5,375,802 to R$ 5,473,181, through the issue of 13,387,157 class “A” preferred shares.

The Company is authorized to increase its capital, irrespective of a change in its by-laws, up to the limit of 684,972,510 shares, being 228,324,170 common, 456,054,522 class “A” preferred, and 593,818 class “B” preferred shares. In any event, the number of preferred shares with no voting rights or with limited voting rights shall not exceed the limit of 2/3 of the Company’s total capital.

(b) Shares rights

Preferred shares carry no voting rights, but they have priority right to a minimum non-cumulative annual dividend at 6% per annum on their unit value, if profits are available for distribution. Only Class “A” preferred shares are on a par with common shares for entitlement to remaining profits; dividends are earmarked to common shares only after the priority dividend has been paid to preferred shares. Further, only Class “A” preferred shares rank equally with common shares in the distribution of shares resulting from capitalization of other reserves. Only Class “A” preferred shares are convertible into common shares, by resolution of the majority voting stock at general meetings.

Class “B” preferred shares may be converted into Class “A” preferred shares at a ratio of two Class “B” preferred shares to each Class “A” preferred share, upon written notice to the Company at any time (after expiration of the non-convertibility period prescribed in special legislation that authorized the issuance and payment of such shares by using tax incentive funds.

If the Company is wound up, Class “A” and “B” preferred shares are accorded priority treatment in repayment of capital.

Shareholders are entitled to a minimum compulsory dividend at 25% of the net profits at year end, adjusted as per the Brazilian Corporation Law.

According to the Memorandums of Understanding for Execution of Shareholders Agreement, the Company is required to distribute dividends not lower than 50% of the year end net profits, to the extent that the reserves necessary for its effective operation in the ordinary course of business are maintained at a sufficient level.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise stated.

Under the terms of U.S. dollar-denominated Medium-Term Notes (Note (17), the payment of dividends or interest on capital is capped at two-times the minimum dividends accorded to preferred shares under the Company bylaws.

(c) Tax incentive reserve

Prior to the adoption of Laws 11638/07 and 11941/09, income tax incentives (Note 20 f.1) were classified as capital reserves without transiting through the statement of operations. Beginning January 1st, 2007, this tax incentive was posted to the statement of operations, being intended for the revenue reserves account following a management proposal ratified by the shareholders’ meeting.

Regardless of the change determined by Laws 11.638/07 and 11.941/09, this incentive may only be used for increasing the capital or absorbing losses.

(d) Treasury shares

• On February 19, 2008, a 12-month share repurchase program was approved with an approximate investment of R$ 252,000 for the repurchase of up to 19,862,411 class “A” preferred shares. Under this program, 10,099,500 class “A” preferred shares were repurchased up to December 22, 2008, at the average cost of R$ 10.63 per share. The low and high amounts of such acquisitions were R$ 6.03 and R$ 13.85 per share.

• On March 6, 2008, the cancellation of 16,595,000 class Braskem class “A” preferred shares held in treasury was approved, amounting to R$ 244,456 at December 31, 2007.

• On April 28, 2008, the Company announced to the market the dissent of shareholders owning 2,108,823 common and 209,048 class “B” preferred shares over the ratification of the transaction intended to acquire the control of the Ipiranga Group petrochemical assets. The shares were reimbursed on March 1, 2008, at the book value of R$ 13.50 per share as of December 31, 2007, for a total of R$ 31,292.

• On May 30, 2008, the shareholders of Braskem Participações approved a capital reduction and the transfer to the Company of 580,331 common and 290,165 class “A” preferred shares of that company, in the amount of R$ 13,110.

• On July 2, 2008, the company announced the dissent of shareholders owning 3,562,590 common and 200 class “B” preferred shares over the merger of shares in Grust Holdings S.A. The reimbursement was made at the share book value, determined as of December 31, 2007, corresponding to R$ 13.50 per share, for a total of R$ 48,098.

• On December 22, 2008, the cancellation of 16,850,657 shares, comprising 6,251,744 common, 10,389,665 class “A” preferred, and 209,248 class “B” preferred shares was approved, that were accounted for the total value of R$ 199,904. This cancellation, together with the one approved on March 6, totaling R$ 444,360, was written-off from the retention of profits for expansion account.

• At December 31, 2009, treasury shares comprised 1,506,060 class “A” preferred shares in the amount of R$ 11,932, arising from the interest held in Braskem by merged company Triunfo. The total value of these shares, computed based on the average quotation at the exchange session of December 31, 2009, is R$ 20,512

Braskem S.A. and Subsidiaries

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise stated.

(e) Revenue Reserves

At December 31, 2007, this balance relates to the retention of earnings to meet the requirements of expansion projects included in the Company business plan, according to the capital budget proposed by management and submitted to the approval of the Shareholders’ Meeting, as provided in article 196 of the Brazilian Corporation Law. In 2008, the Company used this reserve to absorb the cancellation of treasury shares and part of the loss for 2008, in the amounts of R$ 444,360 and R$ 445,832, respectively.

(f) Appropriation of net income

According to the Company’s by- laws, net income for the year, adjusted on the terms of Law 6404/76, is appropriated as follows: (i) 5% for constituting the legal reserve, not to exceed 20% of the capital; (ii) 25% for payment of mandatory dividends, not accumulative, with due regard for the legal and statutory advantages of the preferred shares. When the amount of the priority dividend paid to the preferred shares equals or exceeds 25% of the net result for the year, calculated as per article 202 of the Brazilian Corporation Law, this characterizes full payment of the mandatory dividend. Where there are leftovers of the mandatory dividend following payment of the priority dividend, this will be applied: (i) in payment to the common shares of a dividend up to the limit of the priority dividend of the preferred shares; (ii) if a balance still remains, in the distribution of an additional dividend to the common and the Class “A” preferred shares on equal conditions, in such a manner that each common or preferred share of that class receives the same dividend. Net income for 2009 was used to absorb part of the accumulated deficit and, for this reason, management did not distribute any amount by way of dividends or equity interest for that year.

(g) Fair value adjustment

This line was introduced by Law 11638/07 to recognize shareholders’ equity amounts which have not, but will be recorded in statement of operations in the future. The account includes the following amounts:

	2009	2008

Financial assets classified as available for sale, net of income tax and social contribution (Note 5)
	1,127	7,998
Hedge transactions (Note 25, f.3, iii)	(67,304)	(110,098)

Total	(66,177)	(102,100)

In 2009, changes in the fair value of financial instruments amounted to R$ 35,923.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise stated.

24 Contingencies

(a) Labor and Social Security

Collective Bargaining Agreement – Section 4

The Petrochemical, Plastics, Chemicals and Related Industry Workers Union in the State of Bahia (SINDIQUÍMICA) and the Employers’ Association of the Petrochemical and Synthetic Resins Industries in the State of Bahia (SINPEQ) are disputing in court the validity of a wage and salary indexation clause contained in the collective bargaining agreement (convenção coletiva de trabalho), given the matter of public policy involved, namely, the adoption of an economic stabilization plan in 1990 that put a limit on wage adjustments. The Company ran plants in the region in 1990, and is a member of SINPEQ.

The employees’ labor union seeks retrospective adjustment of wages and salaries. In December 2002, the STF affirmed an erstwhile decision from the Superior Labor Court (TST), determining that economic policy legislation should prevail over collective bargaining agreements and, as such, no adjustment was due. In 2003, SINDIQUÍMICA appealed this decision by means of a motion for clarification, which was rejected by unanimous opinion on May 31, 2005.

On October 24, 2005, SINDIQUÍMICA filed a plea known as embargos de divergência. This plea was forwarded to the General Prosecutor Office of the Republic, which rendered an opinion fully favorable to SINPEQ in November 2006. Judgment on this appeal started on June 28, 2007, but was adjourned as one of the judges asked for further access to the case records.

In reliance on the opinion of its legal advisors, Management believes that SINPEQ is likely to prevail in this suit and, as such, no amount was provisioned for.

National Social Security Institute - INSS

The Company is party to several social security disputes in the administrative and judicial spheres, totaling approximately R$ 273,331 (updated by the SELIC rate) as of December 31, 2009.

In reliance on the legal advisors’ opinion that the Company stands good chances of success in these cases, Management believes that no sum is payable in connection with these notices and, as such, no amount was provided.

Other labor and social security contingencies

• In the second quarter of 2005, the Chemical and Petrochemical Industry Workers Unions in Triunfo (RS) and Camaçari (BA) filed several lawsuits for recovery of unpaid overtime. The Company has presented its answers accordingly, and – in reliance on the legal advisors’ opinion – the Company’s Management does not expect to be defeated.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise stated.

• As of December 31, 2009, the Company and its subsidiaries figured as defendant in 1,475 suits for damages and labor claims (already including those mentioned above), totaling approximately R$ 420,638 (2008 – R$ 223,282). According to the opinion of legal advisors, most of these suits are likely to be found for the Company. For the cases entailing a probable defeat, the Company and its subsidiaries have provisioned for R$ 26,843.

(b) Tax

Offsetting of tax credits

From May through October 2000, absorbed companies OPP Química and Trikem offset their own federal tax debts with IPI tax credits (créditos-prêmio) assigned by an export trading company (Assignor). These offsetting procedures were recognized by the São Paulo tax officials (DERAT/SP) through offset supporting certificates (DCC’s) issued in response to an injunctive relief entered in a motion for writ of mandamus (MS SP). Assignor also filed a motion for writ of mandamus against the Rio de Janeiro tax officials (DERAT/RJ) (MS RJ) for recovery of IPI tax credits and their use for offsetting with third-party tax debts, among others. The MS SP was dismissed without prejudice, confirming the Rio de Janeiro administrative and jurisdictional authority to rule on Assignor’s tax credits.

In June 2005, DERAT/SP issued ordinances (portarias) canceling the DCC’s. Based on said ordinances, the Federal Revenue Office unit in Camaçari/BA sent collection letters to the Company. Notices of dispute were presented by the Company, but the administrative authorities declined to process them. As a result, past-due federal tax liabilities (dívida ativa) at R$ 276,620 were posted in December 2005 concerning the Company’s tax debts originating from purportedly undue offsetting procedures.

Both Assignor and the Company commenced a number of judicial and administrative proceedings to defend the lawfulness and validity of those offsetting procedures, and the legal counsels to both companies labeled the likelihood of success in those cases as probable.

On October 3, 2005, the Federal Supreme Court (STF) held the MS RJ favorably to Assignor in a final and conclusive manner, confirming Assignor’s definite right to use the IPI tax credits from all its exports and their availability for offsetting with third-party debts. As a result, the legal advisors to Assignor and to the Company believe that the offsetting procedures carried out by the absorbed companies and duly recognized by DERAT/SP are confirmed, and for this reason they also hold that the tax liabilities being imputed to the Company are not due. The Federal Government filed a suit on the judgment (ação rescisória) against this decision, and Assignor is likely to be defeated in light of the STF determination that the IPI tax credits expired on October, 5, 1990.

Further, the legal advisors to Assignor and to the Company, in addition to a jurist when inquired of his opinion on this specific issue, advocated that the tax liabilities purportedly related to offsetting procedures carried out by the absorbed companies should have become time-barred and, as such, could no longer be claimed by the tax authorities. Nevertheless, recent decisions rendered by the STJ and by the Administrative Tax Appeals Board confirmed that the DCTF validly formalizes a tax liability, irrespective of its being related to offsetting procedures.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise stated.

Faced with mounting legal uncertainties over this issue and to take advantage of the reduction in interest and fine payments under Provisional Measure 470 of 2009, the Company’s Management (in reliance on the opinion of its outside legal advisors) opted to move for voluntary termination of this dispute and then qualify the corresponding sums for the federal tax installment program (Note 19 (v).

The Company will consider the legal measures available to claim recourse against the Assignor for the sums paid to the National Treasury, as per the assignment contract executed in 2000.

Corporate Income Tax (IRPJ) and Social Contribution on Net Income (CSLL)

In 1999, the Federal Revenue Office (SRF) served notice on merged company Copesul charging a supposedly delinquent IRPJ and CSL tax for the 1994 base period, relating to monetary adjustment of balance sheet items and equity accounting results due to the accounting of dividends distributed by a subsidiary abroad. The updated dispute comes to R$ 21,724. An appeal lodged by the National Treasury at the Higher Tax Appeals Chamber (CSRF) is pending judgment. According to the legal advisors of Copesul, the likelihood of a favorable outcome for this case is reasonably possible.

(c) Other court disputes involving the Company and its subsidiaries

Civil

The Company figures as defendant in civil lawsuits filed by the controlling person of a former caustic soda distributor and by a carrier that rendered services to the latter, totaling R$ 28,395 as of December 31, 2009. Said plaintiffs seek redress of damages caused by the Company’s alleged non-fulfillment of the distributor agreement. In reliance on the opinion of legal advisors sponsoring the Company in these lawsuits, Management believes that the cases are likely to be rejected, and for this reason the respective sums have not been provided.

Corporate

Some holders of preferred shares issued under tax incentive programs sued absorbed companies Nitrocarbono, OPP Química, Salgema, Trikem, Polialden and Politeno, claiming entitlement to profits remaining after payment of the priority dividend, on equal footing with the holders of common shares and/or Class ‘A’ preferred shares (if applicable), as well as entitlement to voting rights until the distribution of dividends on the intended conditions is resumed. The amount involved in those suits that are likely to prosper comes to R$ 12,532.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise stated.

25 Financial Instruments

Non-derivative financial instruments

At December 31, 2009 and 2008, Braskem and its subsidiaries held the following non-derivative financial instruments, as defined in CPC 14.

		Book value		Fair value

	2009	2008	2009	2008

Cash and cash equivalents (Note 4)

Financial investments in Brazil

Investments in FIQ Sol	1,239,279	1,551,233	1,239,279	1,551,233

Fixed-income securities	318,919	102,895	318,919	102,895

	1,558,198	1,654,128	1,558,198	1,654,128
- Financial investments abroad

Investment funds in foreign currency	58,447	107,462	58,447	107,462

Time Deposits	732,513	522,212	732,513	522,212

	790,960	629,674	790,960	629,674
Marketable securities (Note 5)

U.S. Treasury bonds	261,884	331,452	261,884	331,452

Shares held for trading	25,761		25,761
Investments in FIQ Sol	179,175	181,882	179,175	181,883

	466,820	513,335	466,820	513,335

Financing (Note 17)

Foreign currency

Advances on exchange contracts	1,098	149,852	1,098	149,852

Working capital	674,373	905,216	674,373	905,216

BNDES	195,858	236,290	195,858	236,290

Eurobonds	2,250,037	3,023,099	2,426,823	2,440,389

Raw material financing	16,077	21,532	16,077	21,532
Medium Term Notes	457,748	618,684	559,759	643,028

Export prepayments	2,669,597	4,000,282	2,669,597	4,000,282
Project financing (NEXI)	101,895	195,713	101,895	195,713

	6,366,683	9,150,668	6,645,480	8,592,302
Local currency
Working capital	767,111	363,630	767,111	363,630
FINAME	260	2,000	260	2,000
BNDES	1,374,259	1,376,704	1,374,259	1,376,704
BNB	389,582	255,391	389,582	255,391
FINEP	84,246	57,229	84,246	57,299

	2.615,458	2,054,954	2,615,358	2,054,954

Debentures (Note 18)

Debentures	816,729	826,276	810,016	803,360

	816,729	826,276	810,016	803,360

• Risks and derivative financial instruments

Braskem S.A. and Subsidiaries

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise stated.

(a) Risk management

The Company is exposed to market risk arising from variations in commodity prices, foreign exchange rates and interest rates, and to credit risk arising from the possibility of default by its counterparties in financial investments, accounts receivable and derivatives.

The Company adopts procedures for managing market and credit risks, in line with a Financial Management Policy and a Risk Management Policy. The aim of risk management is to protect the Company’s cash flow and reduce the threats to financing its operating working capital and investment programs.

(b) Exposure to foreign exchange risks

The Company has commercial transactions denominated in, or indexed to, foreign currencies. The prices of the Company’s inputs and products are denominated in or strongly influenced by international commodity quotations, which are usually denominated in U.S. dollars. Furthermore, the Company has used long-term fundraising in foreign currencies, which leads to exposure to the variation in the foreign exchange rates between the real and the foreign currencies. The Company manages its foreign currencies exposure using a combination of foreign currency debt, foreign currency investments and derivatives. The Company’s foreign exchange risk management policy contemplates maximum and minimum cover limits which must be obeyed, and which are continually monitored.

(c) Exposure to interest rate risks

The Company is exposed to the risk that variations in floating interest rates lead to an increase in financial expenses with future interest payments. The floating-rate foreign currency debt is subject mainly to fluctuations in Libor. Domestic currency debt is subject mainly to the variation of the Long-Term Interest Rate (TJLP), prefixed rates in Reais and daily variation of the CDI rate.

(d) Exposure to commodity risks

The Company is exposed to variation in the prices of different petrochemical commodities, especially its main raw material, naphtha. The Company seeks to pass on the price oscillations of this raw material caused by fluctuations in international prices. However, part of its sales may be undertaken using fixed-price contracts or within a maximum and/or minimum floating range. These contracts may be commercial agreements or derivative contracts associated to forward sales. At December 31, 2009, the Company had no outstanding contracts of this nature.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise stated.

(e) Exposure to credit risks

The operations that subject the Company and its subsidiaries to concentration of credit risk are mainly bank accounts, financial investments and other accounts receivables, exposing the Company to the risk of the financial institution or customer involved. In order to manage this risk, the Company keeps its bank accounts and financial investments with large financial institutions, weighting the concentrations in line with the institutions’ ratings and the prices observed in the Credit Default Swaps (CDS) market, as well as entering into netting agreements that minimize the overall credit risk arising from the various financial transactions carried out among the parties.

In regard to customer credit risk, the Company protects itself by making detailed analyses before granting credit and by obtaining real and pro forma guarantees, when deemed necessary.

(f) Derivative instrument transactions

The Company uses derivative financial instruments for the following purposes:

f.1) Hedging: Hedging activities are executed in line with the Company’s policies. The financial management policy includes a continuous short-term hedge program for foreign exchange risk arising from its transactions and financial items. Other market risks are covered on a case-by-case basis. In general, the Company assesses the need for hedging when analyzing prospective transactions and seeks to undertake made-to-measure hedge for the transactions under consideration, in addition to preserving the hedge for the entire period of the transaction being covered.

The Company may elect to designate derivatives for hedging by applying Hedge Accounting pursuant to CPC 14. Designation of the hedge is not mandatory. The Company will usually elect to designate derivatives as a hedge when it is expected that the application of Hedge Accounting will afford a significant improvement in demonstrating the offsetting effect of the derivatives on the variations of the items being hedged.

At December 31, 2009, the Company held financial derivative contracts with a total nominal amount of R$ 2,382,262 (2008 - R$ 1,973,982), of which R$ 269,655 relates to hedge transactions for the financing of projects and R$ 2,102,607 relate to export prepayment transactions (see f, f.3 (i.a) and (i.b) below). There are not derivatives that were used for other purposes. In July 2009, the Company carried out a U.S. dollar future sale for a notional value of US$ 285,000 thousand that was settled in August 2009 to hedge cash flows from the U.S. dollar exchange variation, thus generating a gain of R$ 47,736 (Note 25 f.3)).

Braskem S.A. and Subsidiaries

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise stated.

f.2) Modifying the return on other instruments: The Company may use and has used derivatives to modify the return on investments, the interest rate or the indexation of financial liabilities, based on judgments made regarding the most appropriate conditions for the Company. When the modified return risk using derivatives is substantially lower for the Company, the transaction is considered hedged. When the Company uses derivatives to modify the investments returns, it seeks to match the obligations it will have by virtue of the derivative with the rights represented by the investments. When it uses derivatives to modify the interest rate or indexation on liabilities, it seeks to match the rights it will have by virtue of the derivative with the obligations represented by the liabilities. These transactions involving modification of investment returns, interest rates or indexation on financial commitments are undertaken for an amount not exceeding that of the underlying investment or commitment. The Company does not leverage its positions using derivatives. At December 31, 2009, the Company had no transactions with that purpose.

f.3) Monetization of certain risks: The Company may use derivatives to monetize certain risks it considers acceptable on account of its exporting profile. By monetizing a risk, Braskem receives financial income in exchange for compensating the counterparty should a specific event occur. As of December 31, 2009, the Company had no transactions with that purpose.

All derivative financial instruments held as of December 31, 2009 were entered into on the OTC market with large financial counterparties and supported by global derivatives agreements in Brazil or abroad.

The derivative financial instruments are shown on the balance sheet at their fair value, as assets or liabilities, should the fair value represent a positive or negative balance for the Company, respectively. The derivative financial instruments must be classified as “trading instruments”. The periodic variances in the fair value of the derivatives are recognized as financial revenue or expense in the same period in which they occur, except when the derivative is designated and qualifies for cash flow hedge accounting in the period in question.

The fair value of the derivatives is obtained: a) from public sources in the case of exchange-traded derivatives; b) using discounted cash flow models when the derivative is a forward purchase or sale or a swap contract; and c) using option contract valuation models, such as the Black-Scholes model, when the derivative contains option features.

The evaluation premises (model “inputs”) are obtained from sources that reflect more current observable market prices, particularly interest rate curves and forward currency prices disclosed on the Mercantile and Futures Exchange, spot foreign exchange rates disclosed by the Brazilian Central Bank, and international interest rate curves disclosed by well-know quotation services like Bloomberg or Reuters.

At December 31, 2009, the Company had no derivatives that required non-observable premises for calculating their fair value.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise stated.

The table below shows all transactions using derivative financial instruments existing as of December 31, 2009. The “Receipts (payments)” column shows the amounts received or paid for the settlements undertaken during 2009, while the “Income (expense)” column shows the effect recognized in financial income or expense associated with the settlements and the variance in the fair value of the derivatives for the year ended December 31, 2009:

							Fair value (R$)
Identification		Notional	Maturity	Purpose	Receipts	Income (expense)	2009	2008
		value			(payments)	(R$)

				Exchange hedge of NEXI financing	(20,854)	(53,525)	(27,108)	5,563
YEN-CDI swap		R$
(Note 25, f.3i (i.a))		279,655	Jun/2012
			Oct/2013	Interest rate hedge (designated for hedge accounting)	(12,414)	(9,455)	(73,333)	(109,444)
Interest rate swap	(*)	TUS$
(Libor-fixed)		725,000
Interest rate swap		TUS$	Jul/2014	Interest rate hedge (designated for hedge accounting)	(3,879)	(2,044)	(5,471)
(Libor-fixed)		457,500
	(*)
U.S. dollar future		TUS$	Aug/2009	Exchange hedge of cash flows	47,736	47,736
sale		285,000

(*) Revenues or expenses arising from interest rate swaps designated as hedges were recorded in the interest expense account under financial results.

(i) Transactions outstanding at December 31, 2009

As of December 31, 2009, the Company and its subsidiaries held the following derivative financial instruments:

i.a) Project financing (NEXI)-linked swaps

At December 31, 2009, the Company held four currency swap contracts with a total nominal value of R$ 279,655, contracted for hedging financing at floating interest rates maturing in March and June 2012. The purpose of these swaps is to offset the fluctuation risk in the Yen-Real foreign exchange rate arising from the financing, and to offset the risk of variation in future expenses and interest payments. The term, amount, settlement dates and yen interest rates of the swaps are matched to the terms of the financing. The Company intends to hold these swaps until the financing is settled.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise stated.

The characteristics of each swap transaction are listed below:

				Fair value

Identification	Notional value	Interest rate	Maturity	2009	2008

Swap NEXI I	28,987	104.29%CDI	Jun/12	(1,907)	2,192
Swap NEXI II	136,495	101.85%CDI	Mar/12	(18,449)	(6,587)
Swap NEXI III	91,851	103.98%CDI	Jun/12	(5,635)	7,637
Swap NEXI IV	22,322	103.98%CDI	Jun/12	(1,117)	2,321

	279,655			(27,108)	5,563

These contracts may require Braskem to make guarantee deposits under certain conditions. On December 31, 2009, Braskem had no guarantee deposits outstanding in regard to these derivatives. The counterparties in these transactions are prime banks with ‘A’ credit ratings or better from rating agencies Moody’s, Standard & Poor’s or Fitch, which is in accordance with the discount rates used to reflect the counterparty credit risk.

The Company elected not to designate these swaps as hedges for applying hedge accounting, since the main risk protected, foreign exchange rate variation, is satisfactorily represented by the simultaneous results of foreign exchange variation of the financing and variation in the fair value of the derivative. As a result, the periodic variation in the fair value of the swaps is recorded as financial income or expense in the same period in which they occur. At December 31, 2009, the Company recognized financial expense of R$ 53,525 relating to changes in fair value of these swaps between December 31, 2008 and 2009.

i.b) Export prepayment-linked interest rate swaps

As of December 31, 2009, the Company and its subsidiary Braskem Inc. had sixteen interest rate swap contracts with a total nominal value of US$ 1,182,500 thousand, which they entered into for export prepayment debt contracted in U.S. dollars and at (Libor-based) floating interest rates in October 2008 and April 2009, maturing in October 2013 and July 2014 (Note 17(b)). Under these swaps, the subsidiary Braskem Inc. receives floating rates (Libor) and pays fixed rates periodically, in a manner that matches the prepayment debt cash flow. The objective of these swaps is to offset the variation in future financial debt expenses caused by Libor rate fluctuation. The terms, amount, settlement dates and floating interest rates match those of the debt. The Company intends to hold these swaps until the financing is settled.

These swaps were designated as “cash flow hedging” for the fluctuating Libor risk on specified debt, for the purposes of hedge accounting. The changes in the fair value of the derivatives designated as “cash flow hedges” that are highly effective in offsetting cash flow variations in the hedged item are recognized in the shareholders' equity under Fair value adjustments up to the date on which the respective variation of the hedged item impacts the result. The impact of Libor on the hedged item is expected to impact the results in each debt interest appropriation period, beginning on the disbursement date and continuing to its maturity date.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise stated.

The Company tests the effectiveness of these hedges on the closing date of each reporting period using the accrued monetary offset method. Under this method, the hedge is considered effective if the cash flow variation of the derivatives is between 80% and 125% of the variation of the hedged item caused by the risk being covered. The effectiveness test on December 31, 2009 showed that the derivatives were highly effective in offsetting the variations in the hedged item caused by Libor fluctuations during the period from when the derivatives were contracted until the end of the reporting period, and that all other conditions that qualify these instruments for hedge accounting were met. As a result, the effective portion of the variation in the fair value of the derivatives, in the amount of R$ 12,154 (Note 25, f.3(iii)), was recorded as Equity valuation adjustments. The Company reclassified from that account to financial expense the amount of R$ 11,499, relating to interest rate hedges designated for hedge accounting. Such amounts relate to the portion of the offsetting effect of derivatives on the effectively hedged item in the period ended December 31, 2009. The characteristics of the swap transactions are listed below:

Braskem Inc.:

	Notional value			Fair value

Identification	US$ thousand	Interest rate	Maturity	2009	2008

Swap EPP I	100,000	3.9100	Oct/13	(10,432)	(15,657)
Swap EPP II	100,000	3.9100	Oct/13	(10,432)	(15,657)
Swap EPP III	100,000	3.9525	Oct/13	(10,652)	(16,046)
Swap EPP IV	25,000	3.8800	Oct/13	(2,569)	(3,845)
Swap EPP V	50,000	3.5675	Oct/13	(4,329)	(6,259)
Swap EPP VI	100,000	3.8800	Oct/13	(10,276)	(15,382)
Swap EPP VII	50,000	3.5800	Oct/13	(4,362)	(6,316)
Swap EPP VIII	100,000	3.8225	Oct/13	(9,979)	(14,855)
Swap EPP IX	100,000	3.8850	Oct/13	(10,302)	(15,427)

	725,000			(73,333)	(109,444)

		Current liabilities		(41,754)	(31,531)
		Noncurrent liabilities		(31,579)	(77,913)

Braskem S.A.:

	Notional value			Fair value

Identification	US$ thousand	Interest rate	Maturity	2009

Swap EPP X	35,000	2.5000	Mar/14	(1,108)
Swap EPP XI	75,000	1.9500	Jul/14	(2,114)
Swap EPP XII	100,000	2.1200	Nov/13	(133)
Swap EPP XIII	50,000	2.1500	Nov/13	94
Swap EPP XIV	50,000	2.6400	Apr/14	(740)
Swap EPP XV	100,000	2.6200	Apr/14	(448)
Swap EPP XVI	47,500	1.6700	Jun/13	(1,022)

	457,500			(5,471)

			Current liabilities	(10,805)
			Noncurrent assets	5,334

Braskem S.A. and Subsidiaries

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise stated.

The “Interest rate” column includes the fixed contract fee which the Company pays in exchange for receiving Libor.

These contracts may require the Company and its subsidiary to make guarantee deposits under certain conditions. On December 31, 2009, the Company and its subsidiary had no guarantee deposits outstanding in regard to these derivatives. The counterparties in these transactions are prime banks with “A” credit ratings or better from the agencies Moody’s, Standard & Poor’s or Fitch, which is in accordance with the discount rates used to reflect the counterparty credit risk.

The risk value the derivatives held by the Company at December 31, 2009, defined as the greatest loss that may result, in one month, in 95% of the cases, in normal market conditions, was estimated by the Company at R$ 131,592 for EPP and R$ 23,944 for the swaps NEXI.

(ii) Exposure by counterparty

Outstanding exposure of the Company to the risk of counterparty default in derivative financial instruments is listed in the table below, taking into account the market values of the derivatives plus the guarantees:

Counterparty	Principal	Exposure 2009

Barclays	84,460	(133)
BBVA	355,620	(20,863)
BES	444,525	(3,302)
Calyon	311,168	(17,550)
Citibank	291,984	(17,028)
Deutsche Bank	151,139	(2,130)
HSBC	133,358	94
JP Morgan	136,495	(18,449)
Santander	473,513	(26,550)
	2,382,262	(105,911)

In order to manage the credit risk, the Company considers the rating and the market prices on the Credit Default Swaps market relating to its counterparties in derivatives, and also enters into netting agreements that minimize the total credit risk arising from the different financial transactions carried out between the parties.

(iii) Components of Fair Value Adjustments (“AAP”) account due to hedge transactions

The Company has designated certain derivatives as “cash flow hedge”, which created final balances of AAP. The summary of changes to equity evaluation adjustments is given below:

Item	AAP balance in Dec/08	Reclassifications to expense in 2009 by achievement of competence	Activities of hedges’ effective portions	AA balance in Dec/09

Swaps EPP Braskem Inc.	(110,098)	10,110	36,111	(63,877)
Swaps EPP Braskem S.A.		2,044	(5,471)	(3,427)

Total	(110,098)	12,154	30,640	(67,304)

Braskem S.A. and Subsidiaries

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise stated.

The components of the highly effective offset and the ineffective portion of the variation in the fair value of the derivatives, as well as the reclassification of the amounts referring to the hedges having achieved their competence in the period were recognized as follows:

		Fair value

Item	2009	2008	3. Gain (loss) in the period, of:	3.a Recognized in revenues (expenses)	3.b Recognized in AAP

Swaps EPP Braskem Inc.	(73,333)	(110,098)	36,111	(9,455)	45,566
Swaps EPP Braskem S.A.	(5,471)		(5,471)	(2,044)	(3,427)

Total	(78,804)	(110,098)	30,640	(11,499)	42,139

(g) Sensitivity analysis

Financial instruments, including derivatives, are subject to variations in their fair value arising from the fluctuations in commodity prices, foreign exchange rates, interest rates, shares and shares indices, price indices and other variables. The sensitivity analysis of derivative and non-derivative financial instruments to these variables is shown below.

i) Risk selection

The Company selected the three market risks that may most affect the value of the financial instruments it holds, being: a) the US dollar-real foreign exchange rate; b) the Yen-Real foreign exchange rate; c) Libor floating interest rate.

For the purposes of the sensitivity analysis to risk, the Company shows currency exposures as if they were independent, that is, without reflecting in the exposure to one foreign exchange rate the risk of variation in other foreign exchange risks that might be indirectly influenced by it.

ii) Scenario selection

Pursuant to CVM Instruction 475/08, the Company includes three scenarios in the sensitivity analysis, one of which is probable and the other two representing scenarios with adverse effects for the Company. In preparing the adverse scenarios, the Company considered only the impact of the variables on the financial instruments, including derivatives, and on the items covered by hedge transactions. It did not take into account the global impact on the Company’s operations, such as that involving a revaluation of inventories and future income and expenses. Since the Company manages its exchange exposure on a net basis, adverse effects verified when the US dollar rises against the Real can be offset by the opposite effects on the operating results of the Company.

The probable scenario considered was the one published by the FOCUS study disclosed by the Central Bank of Brazil on December 31, 2009. In the case of the interest rate variables not included in the FOCUS study, the probable scenario taken into account was the percentage variation of the CDI. In the case of the foreign exchange rate variables not included in the FOCUS study, the probable scenario taken into account was the percentage variation of the US dollar against the Brazilian Real.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise stated.

The possible adverse and extreme scenarios for the US Dollar-Real foreign exchange rate considered a rise of 25% and 50%, respectively, in the quotation of the Real in relation to the dollar at the close of 2009.

The possible and extreme scenarios for the Yen-Real exchange rate considered, respectively, a rise of 25% and 50%, in relation to its level at the end of 2009.

The possible and extreme scenarios for the Libor interest rate considered a drop of 25% and 50%, respectively, for the Libor quotation compared to its level at the end of 2009.

The sensitivity results in the tables below show the variations in the value of the financial instruments in each scenario, with the exception of table (v), which shows the variations in future cash flows.

iii) Sensitivity to the U.S. Dollar-Real foreign exchange rate

The sensitivity of each financial instrument, including derivatives and the items they cover, to variations in the U.S. Dollar–Real foreign exchange rate is shown in the table below.

		Possible adverse	Extreme adverse
Instrument	Probable	(25%)	(50%)

Advances of exchange contracts	(5)	(243)	(486)
BNDES	(916)	(45,323)	(90,646)
Eurobonds	(11,372)	(562,509)	(1,125,019)
Raw material financing	(81)	(4,019)	(8,039)
Investment Funds in foreign currency	292	14,442	28,883
Medium Term Notes	(2,313)	(114,437)	(228,874)
Export pre-payments	(3,119)	(154,292)	(308,583)
Time Deposits	3,701	183,076	366,152
U.S. Treasury bonds	1,325	65,536	131,072
Export pre-payment, debt on exports, and hedge, as follows:
Pre-payment debt	(10,373)	(513,107)	(1,026,215)
Swap EPP (see f, f.3, i.b)	10,328	510,879	1,021,757

iv) Sensitivity to the Yen-Real foreign exchange rate

The sensitivity of each financial instrument, including derivatives and the items they cover, to variation in the Yen-Real foreign exchange rate is shown in the table below.

		Possible adverse	Extreme adverse
Instrument	Probable	(25%)	(50%)

Financing for projects (NEXI),and swaps, as follows:	1	73	146
Debt (NEXI)	(515)	(25,474)	(50,948)
Swaps (NEXI) (see f.3, ia)	516	25,547	51,094

v) Sensitivity of future cash flows to floating Libor interest rates

Braskem S.A. and Subsidiaries

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise stated.

The sensitivity of future interest income and expenses of each financial instrument, including the effect of derivatives and the items they cover is shown in the table below. The figures represent the impact on financial income (expenses) taking into account the average term of the respective instrument.

		Possible adverse	Extreme adverse
Instrument	Probable	(25%)	(50%)

BNDES	(34)	(725)	(1,443)
Working capital/Structured transactions	(428)	(9,135)	(18,032)
Raw material financing	(2)	(45)	(89)
Export pre-payments	(9)	(199)	(397)

Export pre-payment debt, and hedge, as follows:
Pre-payment debt	(458)	(9,851)	(19,607)
Swap EPP (see f.3, i.b)	458	9,851	19,607

26 Financial Income (Expenses)

	Parent company		Consolidated

	2009	2008	2009	2008

Financial income
Interest income	177,928	204,787	182,330	139,746
Monetary variation	59,613	29,583	62,666	30,758
Exchange variation on foreign currency assets	(498,100)	297,826	(687,069)	466,294
Gains on derivative transactions	82,453	80,341	83,789	65,809
Other	21,218	13,807	30,311	15,979

	(156,888)	626,344	(327,973)	718,586

Financial expenses
Interest expenses	(707,084)	(511,204)	(637,358)	(560,099)
Monetary variation	(213,363)	(231,818)	(205,531)	(214,869)
Exchange variation	2,825,842	(2,862,352)	2,929,320	(3,212,598)
Losses on derivative transactions	(48,564)	35,265	(48,796)	31,047
Tax liabilities	(757,493)	(89,713)	(758,803)	(90,634)
Tax expenses	(32,303)	(52,104)	(33,363)	(65,300)
Discounts granted	(70,049)	(48,112)	(142,987)	(121,850)
Amortization of transaction costs	(6,111)	(165)	(13,102)	(2,088)
Adjustment to present value	(102,988)	(66,360)	(141,789)	(83,491)
Other	(40,589)	(58,706)	(47,797)	(83,230)

	847,298	(3,885,269)	899,794	(4,403,112)

Financial income (expense). net	690,410	(3,258,925)	571,821	(3,684,526)

Braskem S.A. and Subsidiaries

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise stated.

27 Other Operating Income (Expenses)

	Parent company		Consolidated

	2009	2008	2009	2008

Income (expenses)
Rental of facilities and assignment of right of use	1,520	12,236	1,523	12,236
Tax incentives and recovery of taxes	107,749	24,454	107,765	77,542
Social security indemnifications	12,924		12,924
Other operating income, net	9,154	6,928	11,976	(3,777)

	131,347	43,618	134,188	86,001

28 Other Expenses and Income, Net

	Parent company		Consolidated

	2009	2008	2009	2008

Income (expenses)
Proceeds from the disposal of jointly-controlled entity (Note 1(b.2))	223	130,502	223	130,502
Impairment of property, plant and equipment (Note 13)	(24,182)	(144,072)	(24,182)	(144,072)
Provision for permanent loss on investments	(1,139)	(10,241)	(1,139)	(10,220)
Write-down of discontinued projects	(60,316)	(10,848)	(60,387)	(10,848)
Reversal of gains from merger		(42,816)		(42,816)
Provision for loss/retirement of assets	(18,200)	(26,806)	(18,200)	(26,806)
Depreciation of inactive plants and other	(22,614)	(45,276)	(28,916)	(54,440)

	(126,228)	(149,557)	(132,601)	(158,700)

29 Insurance Coverage

Braskem and its subsidiaries, pursuant to policy approved by the Board of directors, have an extensive risk management program that during 2009 enabled, for instance, the improved risk classification of the industrial units, which for the most part achieved the “Above standard” rating.

The insurance program provides coverage for all insurable corporate assets, as well as for potential losses involving interruption of production, by means of an “all risks”-type policy. This policy stipulates the amount for maximum probable damage, considered sufficient to cover any accidents, bearing in mind the nature of the Company’s activity and the advice of its insurance consultants. The current policy was renewed for 18 months through early April 2010 and includes the following coverage:

Coverage:	Braskem	Quantiq
	US$ thousand	R$

Maximum limit of indemnification for inventories, property, plant and equipment, and loss of profits, per event	2,000,000	71,751

Insured assets and loss of profits	17,079,743	71,751

Braskem S.A. and Subsidiaries

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise stated.

Additionally, the Company takes out transportation, group life, sundry risks and vehicle insurance. The risk premises adopted are not part of the scope of the audit, and consequently have not been examined by our independent auditors.

30 Trading of Shares Abroad - NYSE and LATIBEX

(a) New York Stock Exchange (“NYSE”)

The Company American Depositary Shares (“ADS’s”) are traded on NYSE, with the following characteristics:

.. Type of shares: class “A” preferred;
.. Each ADS represents 2 shares, negotiated under the “BAK” code;
.. Depositary bank abroad: The Bank of New York (“BONY”) – New York branch.
.. Custodian bank in Brazil: Banco Itaú S.A.

(b) LATIBEX

The Company class “A” preferred shares are traded on LATIBEX, the Madrid Stock Exchange’s market for Latin American companies quoted in euros the shares are traded under the symbol “XBRK” and the Brazilian custodian bank is Banco Itaú S.A. The shares are traded in units.

31 Private Pension Plans

The actuarial obligations relating to the pension and retirement plans are accrued in conformity with the procedures established by CVM Deliberation 371/2000.

ODEPREV – Odebrecht Previdência (“ODEPREV”)

The Company has a defined-contribution plan for its employees. The plan is managed by ODEPREV - Odebrecht Previdência which was set up by Odebrecht S.A. as a closed private pension entity. ODEPREV offers its participants, employees of the sponsoring companies, the Optional Plan, a defined-contribution plan, under which monthly and sporadic participant contributions and annual and monthly sponsor contributions are accumulated and managed in individual retirement savings accounts.

As of December 31, 2009, the number of active participants in ODEPREV is 3,053 (2008 – 2,633) and the Company’s and employees’ contributions amounted to R$ 6,839 (2008 – R$ 9,751) and R$ 19,815 (2008 – R$ 18,752), respectively.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise stated.

PETROS - Fundação PETROBRAS de Seguridade Social (“PETROS”)

• PETROS Braskem Plan

On June 30, 2005, the Company informed PETROS – Fundação Petrobras de Seguridade Social of its intention to withdraw sponsorship of the defined benefit plan (Plano Petros Braskem). Such withdrawal was ratified by the Supplementary Pensions Department (“SPC”, an entity of the Ministry of Social Security, whose role is to regulate and supervise private pension plans), on April 29, 2009. The financial settlement of the Plan took place during 2009, with 100% of the individual withdrawal reserves being made available to participants. More than 99% of the participants exercised their option for appropriation of funds, in accordance with the alternatives available. The sponsorship withdrawal process will be completed in 2010 with the payment of the surplus of the plan, after deduction of administrative expenses and payment to the remaining participants.

• PETROS Copesul Plan

Braskem and a portion of its employees originally hired by merged company Copesul are sponsors of PETROS (Plano Petros Copesul), in defined benefit retirement plans.

At December 31, 2009, participants comprise 293 active employees (2008 – 393) and the Company’s and employees’ contributions were R$ 4,876 (2008 – R$ 6,230) and R$ 3,626 (2008 – R$ 4,347), respectively.

As contemplated in the regulations of PETROS and applicable legislation, in the event the technical reserves are relatively insufficient, maintainers and participants will contribute additional financial funds, or benefits under the plan will be adapted to the resources available. Since the balance sheet date, no supplementary contribution was required.

In compliance with CVM Deliberation 371, dated September 13, 2000, the Company undertook an assessment of the actuarial liabilities on December 31, 2009, using the projected credit unit evaluation method based on actual information incurred up until November 30 of each year, with the following result:

	2009	2008

Fair value of plan assets	496,369	459,268
Present value of actuarial obligations	560,349	540,039

Present value of obligations in excess of assets	(63,980)	(80,771)

Actuarial liabilities, net	18,590	6,430
Unrecognized actuarial losses	(45,390)	(74,341)

Unrecognized actuarial losses relate to the profitability of the plan assets – differences between the actuarial assumptions and the actual, such differences are considered actuarial gains (losses). Braskem’s policy is to recognize such gains (losses) as income (expense) only when their cumulative amounts exceed, at each year, the higher of the following limits: (i) 10% of the present value of the total actuarial obligation defined benefit and (ii) 10% of the fair value of plan assets. The portion to be recognized is amortized each year, with the amortization amount determined by dividing its amount by the average remaining service time estimated for the plan participants.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise stated.

The main actuarial assumptions at the balance sheet date are as follows:

	2009	2008

Actual discount rate	6% p.a	6% p.a
Expected yield of plan assets	6% p.a	6% p.a
Salary real growth	1.7% up to	1.7% up to
	retirement age	retirement age
Biometric bases

Mortality for pension and savings (válidos)	AT-2000	AT-2000
	C.A.P. (*)	C.A.P. (*)
Mortality for pension and savings (inválidos)	experience	experience
Álvaro Vindas
Disability	(**)	Álvaro Vindas (**)
Other charges	STEA (***)	STEA (***)
	experience	experience

(*) C.A.P. –Retirees and Pensioners Fund (Caixa de Aponsentadoria e Pensionistas) used as a basis to develop the mortality table for actuarial computations.
(**) Álvaro Vindas – Disability Table used in actuarial computations.
(***) STEA - Serviços Técnicos de Estatística e Atuária Ltda.

COPESULPREV – Plano Copesul de Previdência Complementar

The Board of Directors of Copesul, in May 2003, approved the institution of the Copesul Supplementary Pension Plan known as COPESULPREV, a closed plan under the defined contribution modality. This plan seeks to serve employees not covered by the former PETROS plan, today closed to new entrants. The plan is administered through PETROS - in an independent manner, with no links to any other pension plan managed by that entity today, in compliance with the provisions of Supplementary Law 109/2001.

On August 31, 2009, the Company communicated to COPESULPREV its withdrawal as a sponsor.

Until August 2009, the Company’s and employees’ contributions amounted to R$ 1,011 (2008 – R$ 1,557) and R$ 816 (2008 – R$ 1,268), respectively.

Fundação Francisco Martins Bastos – FFMB

Since the merger of IPQ, the Company is a sponsor of Fundação Francisco Martins Bastos - FFMB, a private supplementary pension plan that was set up to manage and execute the defined benefit pension plan for the former Ipiranga Group employees.

In June 2009, the Company communicated to Fundação Francisco Martins Bastos its withdrawal as a sponsor, in conformity with the Fundação by-laws. The calculation of mathematical reserves of participants was completed in November 2009. In that month, the process was formally submitted to the approval of the Supplementary Social Security Secretary.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise stated.

Until June 2009, the Company’s and participants’ contributions were equal to R$ 1,619 (2008 – R$ 1,870) and R$ 502 (2008 – R$ 977), respectively.

Triunfo Vida

Since the merger of Petroquímica Triunfo, the Company is a sponsor of Triunfo Vida, a private supplementary pension entity, designed to manage and execute the defined contribution pension plan for Petroquímica Triunfo employees.

At December 31, 2009, participants in this plan comprise 143 active employees. The Company’s and participants’ contributions were R$ 434 (2008 – none) and R$ 628 (2008 – R$ 650), respectively.

32 Raw Material Purchase Commitments (Unaudited)

(i) Electric energy

The Company has purchase contracts of electric energy for consumption at its plants located in the States of Alagoas, Bahia and Rio Grande do Sul. The minimum annual commitment under such contracts, whose term is four years, is R$ 332,100.

(ii) Naphtha

In July 2009, a new contract for the supply of naphtha was entered into with Petrobras. The contract provides the supply of naphtha to the basic petrochemicals units located at the Southern Petrochemical Complex and the Northeast Petrochemical Complex. The agreed upon naphtha price is based on a number of factors, such as the prices in the naphtha market and several other oil derivatives, the volatility of such prices in international markets, the U.S. dollar/real exchange rate, and the level of paraficinity of naphtha delivered. Also, the contract stipulates a minimum annual consumption of 2,100,000 tons and a maximum annual consumption of 5,979,600 tons which, at naphtha prices as of December 31, 2009, are equal to R$ 2,181,816 and R$ 6,212,565, respectively.

33 New Accounting Standards and Practices

During 2009, CPC issued, and CVM approved new technical pronouncements and interpretations regarding the convergence with international accounting standards. The adoption of such materials is mandatory in 2010, with retroactive effect to 2009 for comparison purposes. Early adoption is optional, by adjusting 2008 comparative schedules.

In its Deliberation 603 of November 10, 2009, CVM addressed the presentation of Quarterly Financial Information (“ITRs”) for 2010. Publicly-held companies may present their ITRs during 2010 in accordance with the accounting standards applicable until December 31, 2009, for a new presentation of previously filed forms upon the first-time adoption of the new standards.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise stated.

The Company is currently assessing the new documents and determining their accounting effects in order to comply with them in the course of 2010.

A list of technical pronouncements and interpretations that will impact the Company financial statements as from January 1, 2010 is provided below:

Pronouncements:

CPC Pronouncement	Subject matter	CVM approval act
		Deliberation	Approval date
CPC 15	Business combinations	580/09	7/31/2009
CPC 16	Inventories	575/09	6/5/2009
CPC 18	Investment in associated companies	605/09	11/26/2009
CPC 19	Investment in joint ventures	606/09	11/26/2009
CPC 20	Funding costs	577/09	6/5/2009
CPC 21	Interim statements	581/09	7/31/2009
CPC 22	Segment reporting	582/09	7/31/2009
CPC 23	Accounting policies, changes in estimates and errors	592/09	9/15/2009
CPC 24	Subsequent event	593/09	9/15/2009
CPC 25	Provision and contingent liabilities and assets	594/09	9/15/2009
CPC 26	Presentation of the financial statements	595/09	9/15/2009
CPC 27	Property, plant and equipment	583/09	7/31/2009
CPC 28	Investment property	584/09	7/31/2009
CPC 30	Revenues	597/09	9/15/2009
CPC 31	Noncurrent assets held for sale and discontinued operations	598/09	9/15/2009
CPC 32	Taxes on net income	599/09	9/15/2009
CPC 33	Post-employment benefits (benefits to employees)	600/09	10/07/2009
CPC 35	Separate statements	607/09	11/26/2009
CPC 36	Consolidated statements	608/09	11/26/2009
CPC 37	First-time adoption of IFRS	609/09	12/22/2009
CPC 38 (i)	Financial instruments – recognition and measurement	604/09	11/19/2009
CPC 39 (i)	Financial instruments – presentation	604/09	11/19/2009
CPC 40 (i)	Financial instruments – evidence	604/09	11/19/2009
CPC 43	First-time adoption of technical pronouncements 15 to 40	610/09	12/22/2009

(i) CVM Deliberation 604 of 11/19/09 revoked CPC 14.

Technical interpretations:

Technical Interpretation ICPC	Subject matter	CVM approval act
		Deliberation	Approval date
ICPC-03	Leasing	613/09	12/22/2009
ICPC-04	Stock-based payment	614/09	12/22/2009
ICPC-05	Transactions with group shares and treasury shares	615/09	12/22/2009
ICPC-06	Hedge of net investment in foreign operations	616/09	12/22/2009
ICPC-08	Accounting for proposal of payment of dividends	601/09	10/7/2009
ICPC-09	Individual, separate, consolidated financial statements and application of the equity method	618/09	12/22/2009
ICPC-10	Property, plant and equipment and investment property	619/09	12/22/2009
ICPC-11	Receipt of customer assets in transfer	620/09	12/22/2009
ICPC-12	Changes in liabilities through inactivation	621/09	12/22/2009

Braskem S.A. and Subsidiaries

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise stated.

34 Subsequent Events

(a) Acquisition of Quattor Participações S.A

On January 22, 2010, Braskem announced the completion of negotiations for the acquisition of Quattor Participações S.A. (“Quattor”), under an Investment Agreement executed on that date by and among Odebrecht, Petrobras, Braskem and Unipar. Under the Agreement, Petrobras will be able to consolidate its major petrochemical assets in Braskem, which will continue to be a publicly-held company of the private sector with enhanced ability to compete in the international scene.

The Investment Agreement establishes that the Transaction will be carried out through the following stages:

(i) Formation of a holding, BRK Investimentos Petroquímicos S.A. (“BRK”), that will hold 100% of Braskem common shares currently held by Odebrecht and Petrobras;
(ii) Contribution of resources to BRK, to be made in cash, for a total of R$ 3.5 billion, by Odebrecht and Petrobras;
(iii) Capital increase in Braskem, by means of a private subscription by its shareholders, through the issue of common shares and class A preferred shares, having the same rights as the shares currently in issue, for the issue price of R$ 14.40 for each common or preferred share. The issue price was determined based on the average closing quotations of Braskem class A preferred shares on BM&FBovespa;
(iv) Acquisition by Braskem of Quattor shares held by Unipar;
(v) Acquisition by Braskem of 100% of the shares in Unipar Comercial e Distribuidora S.A. (“Unipar Comercial”) and 33.3% of the shares in Polibutenos S.A. Indústrias Químicas (“Polibutenos”);
(vi) Merger into Braskem of Quattor shares held by Petrobras; and
(vii) Public offer through indirect disposal of the control of Quattor Petroquímica S.A. (“Quattor Petroquímica”), a subsidiary of Quattor.

Additionally, an Association Agreement entered into by and among Petrobras, Odebrecht and Braskem grants Braskem the right of first refusal to act as partner in projects at the Petrochemical Complex of the State of Rio de Janeiro – Comperj – and the Suape Petrochemical Complex, in the State of Pernambuco. Such projects are under way and are expected to increase the offer of basic petrochemicals, as well as resins, in the Brazilian market.

The Investment Agreement will be submitted to the appreciation of CADE – Administrative Council for Economic Defense, with the voluntary offer of an Agreement for the Reversibility of the Transaction - APRO.

(b) Acquisition of Sunoco Chemicals Inc.

In February 2010, Braskem and Sunoco, Inc. (R&M) (“Sunoco”), a North American oil company, entered into an agreement for the acquisition by the Company of Sunoco Chemicals Inc., the polypropylene assets division (“PP”) in the United States. In consideration of the sale, to be completed by April 1, 2010, Sunoco will receive US$ 350 million. This deal represents an important step in Braskem’s internationalization process.

Sunoco Chemicals has a PP production capacity of 950 thousand tons per year. The company is headquartered in Philadelphia, Pennsylvania, and includes three plants, located at La Porte - Texas, Marcus Hook – Pennsylvania, and Neal – West Virginia, that account for approximately 13% of the installed production capacity PP in the United States.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements
at December 31, 2009 and 2008
In thousands of reais, unless otherwise stated.

In addition to the plants, the deal includes a technology center in Pittsburgh, Pennsylvania.

(c) Ethane XXI Project

In November 2009, Braskem and IDESA – a well-established petrochemical company in Mexico – were the winners in a bidding process carried out in Mexico for the implementation of a petrochemical project based on ethane in the Veracruz region, under a 10-year contract for the supply of 66,000 barrels/day of this input by PEMEX-Gas. As a result of the bidding process, Braskem and IDESA entered into a Memorandum of Understanding and, on February 23, 2010, executed a final agreement comprising: (i) an investment commitment, by Braskem-IDESA, for the construction of an ethane cracker to produce 1 million tons/year of ethane; and (ii) the construction of 3 polyethylene plants for the production of approximately 1 million tons/year of HDPE-LLDPE-LDPE resins.

The fixed investment forecast is around US$ 2.5 billion. The completion of the civil works and start-up of the units are scheduled for January 2015.

(d) Installment Payment Program - Law 11941/09

As discussed in Note 19 (vi), on March 1, 2010, i.e. within the legal term, the Company withdrew the administrative and judicial appeals relating to taxes that will be settled in accordance with the installment schedule established by Law 11941/09. The Federal Revenue Office is yet to make available the software intended to consolidate such debts. For this reason, the Company will continue to make nominal payments until such time as taxpayers have access to this consolidation feature.

(e) Increase in authorized capital limit

The Extraordinary Shareholders’ Meeting held on February 25, 2010 approved the increase in the Company authorized capital limit to 1,152,937,970 shares, comprising 535,661,731 common, 616,682,421 class “A” preferred, and 593,818 class “B” preferred shares. Such increase is aimed at ensuring the timely implementation of the stages of the transaction mentioned in Note 34 (a), in particular with respect to the increase in the Company share capital.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 15, 2010
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.